As filed with the Securities and Exchange Commission on December 23, 2022

Registration No. 333-268485

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-10

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SEABRIDGE GOLD INC.

(Exact name of Registrant as specified in its charter)

Canada	1040	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS. Employer Identification Number)

106 Front Street East

Toronto, Ontario

Canada M5A 1E1

(416) 367-9292
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company

1180 Sixth Avenue251 Little Falls Drive

Wilmington, DE 19808, 800-927-9800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

The Commission is requested to send copies of all communications to:

C. Bruce Scott	Doug Seppala	Guy P. Lander
Seabridge Gold Inc.	DuMoulin Black LLP	Carter Ledyard & Milburn LLP
106 Front Street East	595 Howe Street, 10th Floor	28 Liberty Street
Toronto, Ontario	Vancouver, British Columbia	New York, New York
M5A 1E1	V6C 2T5	10005
(416) 367-9292	(604) 687-1224	(212) 238-8619

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box below):

A.	☑ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☐ at some future date (check appropriate box below)

1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑

PART I

INFORMATION REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

This short form base shelf prospectus has been filed under legislation in the provinces of Ontario, Alberta, British Columbia, Manitoba, Saskatchewan, Nova Scotia and in the Yukon that permits certain information about these securities to be determined after this Prospectus has become final and that permits the omission from this Prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, provided that such delivery is not required where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge Gold Inc., at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically at www.sedar.com and www.sec.gov/edgar.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 23, 2022

SEABRIDGE GOLD INC.

US$750 Million

COMMON SHARES

WARRANTS

UNITS

SUBSCRIPTION RECEIPTS

DEBT SECURITIES

Seabridge Gold Inc. (the “Company” or “Seabridge”) may offer for sale hereunder and issue, from time to time, in one or more series or issuances, (i) common shares in the capital of the Company (“Common Shares”), (ii) warrants to purchase Common Shares (“Warrants”), (iii) units comprising Common Shares and Warrants (“Units”), (iv) subscription receipts exercisable for Common Shares, Warrants or Units (“Subscription Receipts”), and (v) debt securities (“Debt Securities”, and together with the Common Shares, Warrants, Units and Subscription Receipts, the “Securities”) of the Company, with the total gross proceeds not to exceed US$750 million during the 25 month period that this short form base shelf prospectus (this “Prospectus”), including any amendments hereto, remains effective. The Securities may be offered hereunder in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (“Prospectus Supplement”).

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include the number of Securities offered, the offering price and any other specific terms.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required under applicable securities laws except in cases where an exemption from such delivery is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus, when made final, will be effective for a period of 25 months and will replace our final short form base shelf prospectus dated December 3, 2020 (the “2020 Prospectus”). Once a receipt is obtained for this Prospectus from the securities regulatory authorities, no further offerings will be conducted under the 2020 Prospectus.

An investment in the Securities involves a high degree of risk. You should carefully read the “Risk Factors” section in this Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, (“IFRS”) and may not be comparable to financial statements of United States companies. Such annual financial statements are subject to audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition and disposition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of the securities. See “Certain Income Tax Considerations” in this Prospectus.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States. See “Enforceability of Civil Liabilities.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SEC OR THE COMMISSIONS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. Seabridge may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. The Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities, if any, and will set forth the terms of the offering of the Securities, the method of distribution of Securities, including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents, if any, and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Securities may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (“TSX”) or the New York Stock Exchange (“NYSE”) or other existing trading markets for the Securities, which prices may vary as between purchasers and during the period of distribution of the Securities, as set forth in an accompanying Prospectus Supplement. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in the Securities.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

In connection with any offering of Securities, except for an “at-the-market distribution” under this Prospectus or as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Company’s head office is at 106 Front Street East, Suite 400, Toronto, Ontario, Canada, M5A 1E1 and its registered office is at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

CERTIFICATE OF THE COMPANY

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference into this Prospectus or any Prospectus Supplement. Seabridge has not authorized anyone to provide you with different information. Seabridge is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should bear in mind that the information contained in this Prospectus and any Prospectus Supplement is accurate as of the date on the front of such documents and that information contained in any document incorporated by reference is accurate only as of the date of that document. Such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

This Prospectus provides a general description of the securities that the Company may offer. Each time the Company sells securities under this Prospectus, it will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering to the extent required under applicable securities laws except in cases where an exemption from such delivery is available. A Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.

This Prospectus is part of a registration statement on Form F-10 relating to the Securities that the Company filed with the United States Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. If you are a U.S. resident or are otherwise subject to United States securities laws, you should refer to the registration statement and the exhibits to the registration statement for further information.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Seabridge” or the “Company” includes Seabridge Gold Inc. and each of its subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS ABOUT MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this Prospectus and the documents incorporated by reference herein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

NOTICE REGARDING PRESENTATION OF FINANCIAL INFORMATION

The financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, are presented in Canadian dollars. Unless stated otherwise or the context otherwise requires, in this Prospectus and any Prospectus Supplement, references to “CDN$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. See “Currency Presentation and Exchange Rate Information”.

The annual financial statements incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement, have been prepared in accordance with IFRS, and the interim financial statements, incorporated by reference in this Prospectus and any Prospectus Supplement, and the selected consolidated financial data derived therefrom included in this Prospectus and any Prospectus Supplement have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. IFRS differs in some material respects from U.S. GAAP and so these financial statements may not be comparable to the financial statements of U.S. companies that report in accordance with U.S. GAAP. As a result, certain financial information included or incorporated in the Prospectus may not be comparable to financial information prepared by companies in the U.S.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and any Prospectus Supplement, and the documents incorporated by reference into this Prospectus and any Prospectus Supplement, contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance with respect to the Company’s projects, business approach and plans, including production, capital, operating and cash flow estimates, business transactions such as the potential sale or joint venture of the Company’s KSM Project and Courageous Lake Project (each as defined herein) and the acquisition of interests in mineral properties; requirements for additional capital; the estimation of mineral resources and reserves; and the timing of completion and success of exploration and advancement activities, community relations, required regulatory and third party consents, permitting and related programs in relation to the KSM Project, Iskut Project, Snowstorm Project, 3 Aces Project and Courageous Lake Project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements and forward-looking information (collectively referred to in the following information simply as “forward-looking statements”). In addition, statements concerning mineral resource and reserve estimates constitute forward-looking statements to the extent that they involve estimates of the mineralization expected to be encountered if a mineral property is developed and, in the case of reserves, the economics of a proposed mining operation.

Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments. In making the forward-looking statements in this Prospectus and any Prospectus Supplement the Company has applied several material assumptions including, but not limited to, the assumption that: (1) market fundamentals will result in sustained demand and prices for gold and copper, and to a much lesser degree, silver and molybdenum; (2) the potential for production at its mineral projects will continue operationally, legally and economically; (3) any additional financing needed will be available on reasonable terms; (4) estimated mineral resources and reserves at the Company’s projects have merit and there is continuity of mineralization as reflected in such estimates; and (5) the Company will receive and maintain all required regulatory approvals required in respect of its projects and this Prospectus.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	the Company’s history of net losses and negative cash flows from operations and expectation of future losses and negative cash flows from operations;

●	risks related to the Company’s ability to continue its exploration activities and future advancement activities, and to continue to maintain corporate office support of these activities, which are dependent on the Company’s ability to enter into joint ventures, to sell property interests or to obtain suitable financing;

●	the Company’s indebtedness requires payment of quarterly interest and, in certain circumstances, may require repayment of principal and the Company’s principal sources for funds for repayment are capital markets and asset sales;

●	uncertainty of whether the reserves estimated on the Company’s mineral properties will be brought into production;

●	uncertainties relating to the assumptions underlying the Company’s reserve and resource estimates;

●	risks related to obtaining and maintaining all necessary permits and governmental approvals, or extensions or renewals thereof, for exploration and development activities, including in respect of environmental regulation and the risk that the Company’s (Province of British Columbia) Environmental Assessment Certificate might expire before the KSM Project is declared to be “substantially started”;

●	uncertainty of estimates of capital costs, operating costs, production and economic returns;

●	risks relating to the commencement of site access and early site preparation construction activities at the KSM Project;

●	risks related to commercially producing precious metals and copper from the Company’s mineral properties;

●	risks related to fluctuations in the market price of gold, copper and other metals;

●	risks related to fluctuations in foreign exchange rates;

●	mining, exploration and development risks that could result in damage to mineral properties, plant and equipment, personal injury, environmental damage and delays in mining, which may be uninsurable or not insurable in adequate amounts;

●	uncertainty related to title to the Company’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures;

●	risks related to unsettled First Nations rights and title and settled Treaty Nations’ rights and uncertainties relating to the implementation of the concepts in the United Nations Declaration on the Rights of Indigenous Peoples in Canadian jurisdictions;

●	risks related to increases in demand for exploration, development and construction services equipment, and related cost increases;

●	increased competition in the mining industry;

●	ongoing concerns regarding carbon emissions and the impacts of measures taken to induce or mandate lower carbon emissions on the ability to secure permits, finance projects and generate profitability at a project;

●	the Company’s current and proposed operations are subject to risks relating to climate and climate change that may adversely impact its ability to conduct operations, increase operating costs, delay execution or reduce profitability of a future mining operation

●	the Company’s need to attract and retain qualified management and personnel;

●	risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies;

●	risks associated with impacts from the reaction to and measures taken to address the spread of the COVID-19 virus;

●	the Company’s classification as a “passive foreign investment company” under the United States tax code;

●	risks associated with the use of information technology systems and cybersecurity;

●	uncertainty surrounding an audit by the Canada Revenue Agency of the Company’s refund claim in respect of the British Columbia Mining Exploration Tax Credit; and

●	uncertainty surrounding an audit by the Canada Revenue Agency of the Company’s 2014 to 2016 inclusive Canadian exploration expenses, which were renounced to investors in flow-through shares in respect of the 2013 to 2015 tax years.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Prospectus under the heading “Risk Factors”, elsewhere in this Prospectus and in documents incorporated by reference herein. In addition, although the Company has attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended. Many of the foregoing factors are beyond the Company’s ability to control or predict. It is also noted that while the Company engages in exploration and advancement of its properties, including site work in preparation for feasibility study work or site capture construction work, it will not undertake production activities by itself.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, forward-looking statements are inherently unreliable, and investors should not place undue reliance on forward-looking statements.

The forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein are qualified by the foregoing cautionary statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements incorporated by reference in this Prospectus, and the selected consolidated financial data derived therefrom included in this Prospectus, are presented in Canadian dollars. In this Prospectus, references to "CDN$" or "$" are to Canadian dollars and references to "US$" are to United States dollars. On December 22, 2022, the daily noon average rate as reported by the Bank of Canada for the conversion of one Canadian dollar into United States dollars was CDN$1.00 equals US$1.3656. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years.

DOCUMENTS INCORPORATED BY REFERENCE

Under the multi-jurisdictional disclosure system adopted by Canada and the United States, information has been incorporated by reference in this Prospectus from documents filed by the Company with securities commissions or similar authorities in Ontario, British Columbia, Alberta, Manitoba Saskatchewan, Nova Scotia and the Yukon (the “Commissions”) and filed with the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Seabridge at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, Telephone (416) 367-9292 and are also available electronically on SEDAR, which can be accessed electronically at www.sedar.com, and on EDGAR, which can be accessed electronically at www.sec.gov.

The following documents of the Company, which have been filed with the Commissions, and filed with the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a.	the annual information form of the Company dated March 24, 2022 for the year ended December 31, 2021 and filed on SEDAR on March 24, 2022 under National Instrument 51-102 (the “2021 AIF”) (incorporated by reference to Exhibit 99.1 of registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2021, filed with the SEC on March 25, 2022) (File No. 001-32135);

b.	the audited consolidated financial statements of the Company as at and for the years ended December 31, 2021 and 2020, together with the notes thereto and the auditors’ report thereon and related management’s discussion and analysis, filed on SEDAR on March 24, 2022(incorporated by reference to Exhibit 99.2 of registrant’s Annual Report on Form 40-F for the fiscal year ended December 31, 2021, filed with the SEC on March 25, 2022) (File No. 001-32135);

c.	the unaudited interim condensed consolidated financial statements of the Company as at September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021, together with the notes thereto and related management’s discussion and analysis, filed on SEDAR on November 14, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on November 16, 2022) (File No. 001-32135);

d.	the management information circular of the Company dated May 12, 2022 prepared in connection with the Company’s annual meeting of shareholders held on June 29, 2022, filed on SEDAR on May 24, 2022 (incorporated by reference to Exhibit 99.2 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on May 24, 2022) (File No. 001-32135);

e.	material change report dated March 7, 2022 in respect of the entering into of an agreement dated February 25, 2022 for the sale of a secured note (the “Secured Note”) between the Company’s wholly-owned subsidiary, KSM Mining U.L.C., Sprott Resource Streaming (“Sprott”) and Royalty Corp. and Ontario Teachers’ Pension Plan for US$225 million, filed on SEDAR on March 7, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on March 15, 2022) (File No. 001-32135);

f.	material change report dated March 8, 2022 in respect of the entering into of a Facilities Agreement dated February 28, 2022 between KSM Mining U.L.C. and British Columbia Hydro and Power Authority, filed on SEDAR on March 9, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on March 15, 2022) (File No. 001-32135); and

g.	material change report dated August 9, 2022 (amending and restating the material change report of the Company dated July 8, 2022) in respect of the updated Preliminary Feasibility Study for the KSM Project and the filing of a technical report entitled "KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report" with an effective date of August 8, 2022 (the "Current KSM Report"), filed on SEDAR on August 9, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such document, filed with the SEC on August 11, 2022) (File No. 001-32135).

However, these documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC pursuant to the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and related management’s discussion and analysis, proxy circulars (excluding those portions that, pursuant to NI 44-101, are not required to be incorporated by reference herein), any business acquisition reports, and any other disclosure documents required to be filed pursuant to an undertaking to a provincial or territorial securities regulatory authority that are filed by the Company with various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

A Prospectus Supplement containing the specific terms of an offering of securities, disclosure of earnings coverage ratios, if applicable, and other information relating to the securities, will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the securities covered by that Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) pertaining to a distribution of securities will be filed under the Company’s corporate profile on SEDAR at www.sedar.com. In the event that such marketing materials are filed subsequent to the date of filing of the applicable Prospectus Supplement pertaining to the distribution of the securities to which such marketing materials relates and prior to the termination of such distribution, such filed versions of the marketing materials will be deemed to be incorporated by reference into the Prospectus for purposes of future offers and sales of securities hereunder.

Upon a new annual information form and the related audited annual financial statements and management’s discussion and analysis being filed by the Company with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, and all interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of the Company’s financial year in which the new annual information form and the related annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of securities hereunder. Upon new interim financial statements and related management’s discussion and analysis being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, all interim financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities hereunder. Upon a new information circular relating to an annual general meeting of holders of common shares of the Company being filed by us with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the information circular for the preceding annual general meeting of holders of common shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of securities hereunder.

THE COMPANY

The following description of the Company and its business is derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in the Common Shares. You should carefully read the entire Prospectus and any applicable Prospectus Supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision.

Corporate Information

Seabridge is a gold resource company whose principal properties are the KSM project (for Kerr-Sulphurets-Mitchell) located in Northwestern British Columbia, Canada (the “KSM Project”) and the Courageous Lake project located in the Northwest Territories, Canada (the “Courageous Lake Project”). The Company exists under the Canada Business Corporations Act.

The Company presently has twelve wholly-owned subsidiaries: Seabridge Gold (NWT) Inc., a company incorporated under the laws of the Northwest Territories of Canada; Seabridge Gold (KSM) Inc., KSM Mining U.L.C., SnipGold Corp. (“SnipGold”), Hattrick Resources Corp. (“Hattrick”) and Tuksi Mining & Development Company Ltd. (“Tuksi”), companies incorporated under the laws of British Columbia, Canada; Seabridge Gold (Yukon) Inc., a company incorporated under the laws of Yukon; Seabridge Gold Corporation, Pacific Intermountain Gold Corporation, 5555 Gold Inc. and 555 Silver Inc., each Nevada Corporations; and Snowstorm Exploration LLC, a Delaware limited liability corporation. The following diagram illustrates the inter-corporate relationship between the Company, its active subsidiaries and its projects as of December 31, 2021.

Notes:

1.	Certain of the Company’s subsidiaries have been omitted from the chart as they own no mineral property.
2.	SnipGold, through Hattrick, owns 95% of 12 of the claims included in the Iskut Project covering an area of approximately 4,339 ha, which claims are located in the northwest corner of the property more than 3 km from the area that is the current exploration focus.
3.	The Company has entered into option agreements under which a 100% interest in the Quartz Mountain Project may be acquired by a third party.

Summary Description of Business

The Company owns seven properties, four of which have gold resources, and it has one material property, its KSM Project. The Company holds a 100% interest in each of its properties other than a small portion of the Iskut project located near Stewart, British Columbia, Canada (the “Iskut Project”), in which it owns a 95% interest. The Quartz Mountain Project is subject to an option agreement under which the optionee may acquire a 100% interest in such project. At the date of this Prospectus, approximately 90% of the mineral resources at all of the Company’s projects combined are at the KSM Project. The Company’s principal work in 2022 on the KSM Project has been on early construction works for establishing site access, including building roads, camps and fish habitat compensation sites. Its main exploration efforts in 2022 were focused on the Iskut Project, the 3 Aces Project and the Snowstorm Project (as defined herein). The Company did not carry out significant work at its Courageous Lake Project in 2022, while it focuses on the KSM Project, Iskut Project, 3 Aces Project and Snowstorm Project. The Company considers that each of the Iskut Project, the 3 Aces Project and the Snowstorm Project have good potential for a meaningful discovery. At the Iskut Project, 2022 exploration work focused on drilling targets below the existing resource at Bronson Slope. At Snowstorm, the Company completed drilling in Q2 and has conducted a thorough review of exploration results to date and initiated evaluation of the Goldstorm Property. At the 3 Aces Project, due to delays in receiving the required permit, the Company only started work at the 3 Aces Project in September and undertook a program designed to test the Company’s 3-dimensional model of the mineralization at the Hearts zone.

At the KSM Project, the Company is principally directing in its early construction efforts towards keeping advancement of the KSM Project on track to achieve a ‘substantially started’ designation under its Provincial environmental assessment certificate (“EAC”), including completing construction of the Glacier and Taft Creeks fish habitat offsetting ponds, completing the initial 9 km segment of the Coulter Creek Access Road along with an associated camp, building the initial 17 km of the Treaty Creek Access Road, including the Bell-Irving River Bridge, constructing a camp near the beginning of the Treaty Creek Access Road and further construction of the site for the Mitchell Valley camp. The Company has also entered into an agreement with the British Columbia Hydro and Power Authority (“BC Hydro”) whereby BC Hydro is constructing a switching station that will permit the Company to draw hydro power from the Northwest Transmission Line. See “Use of Proceeds – Business Objectives and Milestones” for further discussion on the Company’s early construction activities at the KSM Project, including the scheduling of those activities so that the Company can achieve a “substantially started” designation as well as details on the Company’s agreement with BC Hydro.

KSM Project

Overview

Location

The KSM Project is located within the coastal mountains of northwest British Columbia, approximately 21 kilometers south-southeast of the former Eskay Creek Mine and approximately 65 kilometers by air north-northwest of Stewart, British Columbia. (See Figure 1.) The provincial government has recognized the significance of historical mining activity in this area, which includes the past producing Eskay Creek, Snip, Granduc, and Premier mines. More recently the Red Chris Mine and the Brucejack Mine commenced mining operations.

Access to the property is by helicopter from Bell II Crossing on the Stewart Cassiar Highway or Stewart, British Columbia. Mobilization of equipment and personnel is staged from kilometer 54 on the private Eskay Creek Mine Road (about 25 km from the KSM Project) and from Bell II Crossing on the Stewart Cassiar Highway (about 40 km from the KSM Project).

The proposed pit areas lie within the headwaters of Sulphurets Creek, which is a tributary of the Unuk River and flows into the Pacific through Alaska. The proposed process plant and tailings management facility (“TMF”) will be located within the tributaries of Teigen and Treaty Creeks. Teigen and Treaty Creeks are tributaries of the Bell-Irving River, which is itself a major tributary of the Nass River. The Nass river flows to the Pacific Ocean entirely within Canada.

The Deposits

At the time the Company acquired the KSM Project in 2001, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modeled separately by Placer Dome (CLA) Limited (“Placer Dome”). Subsequent drilling and engineering work by the Company has defined two new very large zones, the Mitchell Zone and the Iron Cap Zone, as well as dramatically expanding the mineralized zone beneath the Kerr zone.

Figure 1 - KSM Project Location Map

From 2008 to 2012 Seabridge focused on further exploration and delineation of the four known deposits at the KSM Project. In 2012 Seabridge changed its exploration focus at KSM to a search for higher temperature core zones that typically concentrate high-grade metals within very large porphyry systems such as KSM. Exploration since 2011 has resulted in the discovery of two core zones, Deep Kerr (a down dip continuation of Kerr deposit mineralization) and Iron Cap Lower Zone (a down dip continuation of Iron Cap deposit mineralization), an extension of the Mitchell zone and other promising core targets.

In 2020 the Company acquired the East Mitchell Property (formerly known as the Snowfield Property), a single mineral claim covering 1,267 Ha adjacent to the Mitchell deposit, from Pretium Resources Inc. for US$100 million, a 1.5% net smelter returns (“NSR”) royalty on East Mitchell Property production and a future contingent payment of US$20 million of which US$15 million can be credited against future royalty payments. The East Mitchell Property hosts a large gold/copper mineral resource and was acquired with a view to incorporating it into the Company’s KSM Project.

Regulatory Approvals

In July, 2014, the Company’s provincial Environmental Assessment (“EA”) Application for the KSM Project under the British Columbia Environmental Assessment Act was approved. The Canadian Environmental Assessment Agency (CEAA) issued its Comprehensive Study Report in July 2014, as required by the Canadian Environmental Assessment Act, which concluded that the KSM Project would not have significant impacts to the environment. The EA Application and Environmental Impact Statement (“EIS”) review process involved Alaskan regulators throughout and the CEAA Study Report also concluded that the KSM Project would not have significant impacts to the environment situated downstream of the Alaska border. In December 2014 the Federal Minister of the Environment issued a positive project decision which endorsed the conclusions of the Comprehensive Study Report.

The provincial EA approval was for a term of five years, it was extended for a further five year term in March, 2019 and for another two years in November, 2021, and now expires on July 29, 2026. The EAC will be extended indefinitely if the BC Environmental Assessment Office declares the Company has “substantially started” construction of the KSM Project. The federal approval is for an indefinite term (as long as the Provincial EAC remains in effect). The Company believes that the EA Application and EIS materials and subsequent extension approvals demonstrate that the KSM Project, as designed, is and continues to be an environmentally responsible and a generally socially accepted project. The EAC approves the mine development plan set forth in the Preliminary Feasibility Study within the 2016 PFS Plan (defined below). Specific amendments will be required to the EAC to proceed with the mine development plan set forth in the 2022 KSM PFS and PEA Report (defined below).

The KSM Project received a license under the International Rivers Improvement Act (Canada) on October 21, 2016, authorizing the construction, operation and maintenance of the Water Storage Facility (WSF) and ancillary water works for the KSM Project within the Unuk River watershed in northwestern British Columbia.

In June, 2017, the Company also announced it had been given a regulatory amendment to Schedule 2 of the Metal Mining Effluent Regulations under the Fisheries Act (Canada) which authorizes the use of North Treaty Creek for the discharge from the KSM tailings management facility, subject to strict bonding and fishery habitat offsets.

In addition, the Company received the authorization required under the Canada Navigable Waters Act for building the Bell-Irving River Bridge in November, 2021.

Land Status

The KSM Property comprises four discrete tenure blocks (see Figure 2) and a group of placer claims. Tenure blocks of the KSM Property include mineral leases and both cell and legacy claims, all of which are owned by KSM Mining ULC (“KSMCo”), a wholly-owned subsidiary of the Company. The tenure blocks are referred to as:

(a)	the KSM tenures containing 21 mineral claims totaling 7,364.85 Ha and 2 mining leases of 11,247.00 Ha (the westernmost block in Figure 2);

(b)	the Seabee claims covering 18,674.30 Ha within 46 mineral claims (the large block in the east of the KSM Project lying mainly to the west of Highway 37 in Figure 2);

(c)	the Tina claims composed of 11 mineral claims covering 3,052.44 Ha (the block between the KSM tenures and the Seabee claims in Figure 2); and

(d)	the Treaty Creek Switching Station claims with 2 claims totalling 160.25 Ha (the small block lying to the east of Highway 37 in Figure 2).

The four claim blocks include 80 mineral claims (cell and legacy) and 2 mining leases with a combined area of 40,499 ha. The mineral resources are positioned within the KSM tenures and include the original claims purchased from Placer Dome and the BJ claims. The East Mitchell Property, which is included in the KSM tenures, lies immediately to the east of KSM mining leases. These tenures are shown in Figure 2 for clarity.

Figure 2 - KSM Project Claim Map

The Seabee and Tina claim blocks are located about 19 km northeast of the Kerr-Sulphurets-Mitchell-Iron Cap mineralized zones. These claim blocks are currently being considered for proposed infrastructure siting. The Treaty Creek Switching Station claims, adjacent to the Northwest Transmission Line (“NTL”) and to the east of the Seabee claims, are being used for power infrastructure siting.

Placer claims only cover areas on part of the westernmost KSM Claims covering an area of 1,553 hectares. The Company’s placer claims lie along Sulphurets Creek and Mitchell Creek in areas where certain of the KSM Project’s proposed infrastructure will be located.

These claims are 100% owned by the Company through its wholly-owned subsidiary, KSM Mining ULC. Newmont Corporation retains a 1% net smelter returns (“NSR”) royalty that is capped at $4.5 million.

Under the Benefits Agreement (as defined herein) with the Nisga’a Nation and the Co-operation and Benefits Agreement (the “CBA”) with the Tahltan Nation, the Company has agreed to pay each Nation annual payments. The combined annual payments to these Nations are payable in two forms; payments that are a percentage of the tax payable (the “Mineral Tax”) under the Mineral Tax Act (British Columbia) (the “Mineral Tax Act”), which is a tax on net operating profit of the KSM Project, and payments that are based on net smelter returns of the KSM Project. The combined payments payable to both Nations are as follows:

(a)	with respect to years 1-7 of mining operations, a 0.1% NSR royalty and either (i) 5% of the amount of Mineral Tax payable in respect of any Capital Recovery Year (defined below), or (ii) 11% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year (defined below);

(b)	with respect to years 8-20 of mining operations, a 0.4% NSR royalty and either (i) 7.75% of the amount of Mineral Tax payable in respect of any Capital Recovery Year, or (ii) 13.75% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year; and

(c)	with respect to period after 20 years of mining operations, a 0.5% NSR royalty and either (i) 7.75% of the amount of Mineral Tax payable in respect of any Capital Recovery Year, or (ii) 13.75% of the amount of Mineral Tax payable in respect of any Post-Capital Recovery Year.

For the purposes of the description above, a “Capital Recovery Year” is a year in which the Company is able to apply sufficient amounts in the KSM Capital Account (as determined under the Mineral Tax Act) to fully offset operating profit, and a “Post-Capital Recovery Year” is a year in which the Company is unable to apply sufficient amounts in the KSM Capital Account (as determined under the Mineral Tax Act) to fully offset operating profit.

The Company has granted two options to a subsidiary of Royal Gold, Inc. under which such subsidiary can acquire a 1.25% NSR Royalty and a 0.75% NSR Royalty on gold and silver produced from the KSM Property for $100 million and $60 million, respectively, subject to certain conditions.

KSMCo sold to Sprott Private Resource Streaming and Royalty (B) Corp. a US$225 million Secured Note under which Sprott has agreed it will use all of the principal amount repaid on maturity of such Secured Note to purchase a 60% gross silver royalty on the KSM Project (or, in certain circumstances, a 75% gross silver royalty on the KSM Project), subject to certain rights of Sprott to redeem the Secured Note and be repaid the principal, and in some circumstances a premium, instead of purchasing the royalty.

Pretium Exploration Inc. holds a 1.5% net smelter returns royalty on the East Mitchell Property (mineral claim 509216). Two of the pre-converted claims (Xray 2 and Xray 6), the areas of which have now been converted into part of mining lease 1031440, and one pre-converted claim (Xray 8), the area of which is now within the East Mitchell Property (mineral claim 509216) are also subject to an effective 1% NSR royalty capped at US$650,000. The Treaty Creek Switching Station Claims and certain fractional claims within the Seabee claims are subject to royalties, however none of the mineral resources at the KSM Project are located on the claims subject to these royalties and they are intended for infrastructure siting.

In addition, a sale of the original claims that were purchased in 2001 is subject to a right of first refusal held by Glencore Canada Corporation.

The property is located on Crown land; therefore, all surface and access rights are granted under, and subject to, the Land Act (British Columbia) and the Mineral Tenure Act (British Columbia). Approximately 13 km of the proposed 23 km Mitchell-Treaty tunnels (the “MTT”) pass under Crown Land subject to mineral claims held by third parties. The Company has been granted a licence of occupation, a form of land tenure that grants it rights to occupy the area through which the proposed MTT will pass, subject to the rights of the third party mineral claims holders. In the Company’s opinion, these rights are addressed by the Company’s obligations, under the management plan associated with the licence of occupation, to segregate and deliver to such claims holders all earth and rock material removed from the third party claims during construction of the MTT.

The four gold-copper deposits, and the proposed waste rock storage areas, lie within the Unuk River drainage in the area covered by the Cassiar-Iskut-Stikine Land and Resource Management Plan approved by the British Columbia Government in 2000. A part of the proposed ore transport tunnel lies within the boundaries of the Nass South Sustainable Resource Management Plan that was completed in 2012. The proposed sites for the tailings management and plant facilities lie outside of the boundaries of any provincial land-use planning process.

Relationships with Indigenous Groups in KSM Region

The KSM Project site is located in a region historically used by several indigenous groups. Part of the KSM Project, including the proposed plant and TMF but excluding the mineral deposits and their immediately-related infrastructure, lies within the boundaries of the Nass Area, as defined in the Nisga’a Final Agreement. In this area, consultation, led by the federal and provincial governments, is required with the Nisga’a Lisims Government under the terms of their Final Agreement. Similarly, the Tahltan Nation has asserted rights and title over the area of the proposed plant and TMF but excluding the mineral deposits. Tsetsaut Skii km Lax Ha (“TSKLH”), an indigenous group asserting independent nation status which the Company understands is viewed by the Crown as being a wilp of the Gitxsan Nation (as opposed to an independent nation on its own), assert aboriginal rights and title over the entire KSM Project footprint. This territorial assertion by the TSKLH is inconsistent with the boundaries asserted by them in the proceedings relating to the Supreme Court of Canada decision in Delgamuukw v. British Columbia. The previously asserted territorial area had a northern boundary to the south of the KSM Project infrastructure on the eastern side of the KSM Project and only overlapped the KSM Project footprint on the eastern edge in the area of the BC Hydro switching station and the initial part of the Treaty Creek Access Road. Additionally, the Gitanyow Huwilp (the collective houses of the Gitanyow Nation) may have some interests within the broader region potentially affected by the KSM Project, in particular downstream of the plant site and TMF. Accordingly, the Company has been directed to engage with the Tahltan Nation, as well as with both the Tsetsaut Ski km Lax Ha as a wilp of the Gitxsan Nation and the Gitanyow Nation on the basis of potential effects of the plant site and TMF and related downstream effects.

On June 16, 2014, the Company entered into a comprehensive Benefits Agreement with the Nisga’a Nation in respect of the KSM Project (the “Benefits Agreement”). The Benefits Agreement establishes a long-term co-operative relationship between Seabridge and the Nisga’a Nation under which the Nisga’a Nation will support development of the KSM Project, participate in economic benefits from the KSM Project and provide ongoing advice. Highlights of the Benefits Agreement include:

●	Nisga’a Nation agreement to provide letters in support of the KSM Project to British Columbian and Canadian regulators, as well as potential investors in Seabridge or the KSM Project.

●	Financial payments upon the achievement of certain KSM Project milestones and annual production payments based on a percentage of net profits, with the percentage of net profits payable increasing when the KSM Project is not recovering capital costs, as determined under the terms of the Agreement.

●	Strong commitments to education and training of Nisga’a citizens so that they will be better able to take advantage of the economic benefits the KSM Project offers.

●	Mutual co-operation on completing the operational permitting processes for the KSM Project.

●	A framework for the Nisga’a Nation and Seabridge to work together to achieve employment targets and to ensure Nisga’a businesses will have preferred access to certain contracting opportunities.

●	Mutual co-operation on responding to social impacts which Nisga’a Villages may experience as a result of the KSM Project.

The Benefits Agreement with the Nisga’a Nation will remain in effect throughout the life of the KSM Project and will apply to future partners in the KSM Project. This Benefits Agreement was signed on behalf of the Nisga’a Nation by the Nisga’a Lisims Government Executive.

In June, 2014, the Company entered into an agreement with the Gitanyow Huwilp in respect of the KSM Project. Under the agreement, Seabridge agreed to provide funding for certain programs relating to wildlife, fish and water quality monitoring to address some of the concerns raised by the Gitanyow Huwilp, as well as for a committee to establish a means of maintaining communications about KSM Project related issues. This Agreement was signed by seven of the eight wilps of the Gitanyow Nation and by the Gitanyow Hereditary Chiefs Office.

In September, 2013, the Gitxsan Hereditary Chiefs Office provided a letter to British Columbia and federal regulators expressing support for the KSM Project. The Company has engaged directly with the TSKLH with respect to the KSM Project and is making efforts to establish a good relationship with the TSKLH. However, the ongoing disagreement between the government and the TSKLH regarding their status as a Nation and their territorial boundary has created a difficult environment in which to build a good relationship and progress on establishing a co-operative relationship with TSKLH has been elusive.

In July, 2019, the Company entered into the CBA with the Tahltan Central Government, the Iskut band and the Tahltan Band in respect of the KSM Project. The CBA establishes a comprehensive framework for the parties to work together on the KSM Project, including detailed provisions on environmental management of the land, robust participation by the Tahltan Nation in the economic opportunities offered by the KSM Project and financial payments related to the performance of the KSM Project. It includes commitments to fund education of Tahltan members, commitments to work to achieve employment targets, processes for awarding contracts on a preferred basis to Tahltan businesses and a procedure for resolving disputes, including disputes on permitting issues. The CBA with the Tahltan Nation will apply to future partners in the KSM Project.

The Company believes that, after considering:

●	the location of the KSM Project in relation to areas of asserted aboriginal rights and title,

●	the engagement/consultation the Company and the governments have undertaken with indigenous groups,

●	the agreements the Company has negotiated with indigenous groups, and

●	the information the Company has learned about historic indigenous use of the area on which KSM Project infrastructure is located,

the Supreme Court of Canada decision of June 26, 2014 in Tsilhqot’in Nation v. British Columbia, which declares aboriginal title for the first time in a certain area in Canada and outlines the rights associated with aboriginal title, is unlikely to significantly impact the KSM Project.

Historic KSM Technical Studies

In June 2012, an updated Preliminary Feasibility Study for the KSM Project (the “2012 KSM PFS Report”) was completed. The mine development plan in the 2012 KSM PFS Report was the one approved in the EA Application and EIS review processes, with certain enhancements to the KSM Project infrastructure to improve environmental protection and various mitigation measures. Since the date of the 2012 KSM PFS Report, Seabridge has continued exploration activities at KSM which led to the discovery of the large higher-grade zones below the Kerr and Iron Cap deposits. In early 2016, the Company decided to update the 2012 KSM PFS Report to present the same development plan as in the 2012 KSM PFS Report at a pre-feasibility level using more current market values in the financial analysis but, in addition, incorporating into that development plan the infrastructure enhancements committed to in the EA Application and EIS processes and to incorporate other design improvements identified by the Company. Accordingly, the prefeasibility study level development plan (the “2016 PFS Plan”) does not include material from higher-grade discoveries at Kerr and Iron Cap since 2013. Given the positive impact the new higher grade material was expected to have on the KSM Project economics, the Company also decided to complete a study that would present an analysis of the integration of the additional material into the proposed KSM Project design as an alternative development plan (the “2016 PEA Plan”) at a preliminary economic assessment level and include the results in the new prefeasibility report. The report, which presents both the 2016 PFS Plan and the 2016 PEA Plan, (the “2016 KSM PFS/PEA Report”) was completed in November, 2016, has an effective date of October 6, 2016.

Subsequent to completing the 2016 KSM PFS/PEA Report, the Company completed additional drilling at its Kerr and Sulphurets deposits with great success. In November, 2020, the Company announced the completion of a new technical Report that presented a new resource estimate for the KSM Project which incorporated all drilling on the KSM Project to December 31, 2019.

The Current KSM PFS and PEA

The East Mitchell Property hosts a large gold/copper mineral resource and was acquired in December, 2020, with a view to incorporating it into the Company’s KSM Project. After the acquisition of the East Mitchell Property, the Company decided to complete a new PFS that evaluates the KSM Project using only open pit mining of just the Mitchell, East Mitchell and Sulphurets deposits (the “2022 PFS”). The new report, entitled “KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report” has an effective date of August 8, 2022 (the “2022 KSM PFS and PEA Report”) and is available among Seabridge’s documents at www.sedar.com. The 2022 KSM PFS and PEA Report also includes a Preliminary Economic Assessment (the “2022 PEA”) with a stand-alone mine plan that evaluates a potential future expansion of the KSM mine development set forth in the 2022 PFS to the Iron Cap and Kerr deposits after the 2022 PFS mine plan has been completed. None of the Mineral Resources incorporated into the 2022 PEA mine plan have been used in the 2022 PFS mine plan.

The 2022 KSM PFS and PEA Report incorporates the work of a number of industry-leading consulting firms. The principal consultants who contributed to the 2022 KSM PFS and PEA Report, and their Qualified Persons (as defined in NI 43-101) who prepared the 2022 KSM PFS and PEA Report are listed below along with their areas of responsibility:

●	Tetra Tech, under the direction of Hassan Ghaffari P.Eng (surface infrastructure, capital estimate and financial analysis), John Huang P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, general and administrative (“G&A”) and site services, and overall report preparation)

●	Wood Canada Limited, under the direction of Henry Kim P.Geo. (Mineral Resources)

●	Moose Mountain Technical Services under the direction of Jim Gray P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)

●	W.N. Brazier Associates Inc. under the direction of W.N. Brazier P.Eng. (Electrical power supply, energy recovery plants)

●	ERM (Environmental Resources Management) under the direction of Rolf Schmitt P.Geo. (environment and permitting)

●

Klohn Crippen Berger Ltd. under the direction of David Willms P.Eng (design of surface water diversions, diversion tunnels, tailings management facility, water storage dam and RSF and tunnel geotechnical)

●	BGC Engineering Inc. under the direction of Derek Kinakin P.Geo., P.L.Eng., P.G. (rock mechanics, geohazards and mining pit slopes)

●	WSP Golder, under the direction of Ross Hammett P.Eng (Block Cave mining)

The 2022 KSM PFS and PEA Report supersedes the previous reports and the following (to, but not including, “Early Construction Works” but excluding “Recommendations – Future Development Activity”) summarizes the information set forth in the 2022 KSM PFS and PEA Report.

Accessibility, Climate, Local Resources, Physiography and Infrastructure

The Property lies within the rugged coastal mountains of northwestern BC, with elevations ranging from 520 m in Sulphurets Creek Valley, to over 2,300 m at the highest peaks. The climate is generally that of a temperate or northern coastal rainforest, with sub-arctic conditions at high elevations. The length of the snow-free season varies from about May through November at lower elevations, and from July through September at higher elevations.

Construction has commenced on KSM’s 30 km long Treaty Creek access road (“TCAR”) that will connect the KSM Process Tailings Management Area (“PTMA”) to Highway 37, and the initial segment of the 33 km long Coulter Creek access road (“CCAR”) that will connect the mine area to Highway 37 via the 59 km long Eskay Creek mine resource road.

KSM will connect to BC Hydro’s existing Northwest Transmission Line at BC Hydro’s Treaty Creek Switching Station (“TCT”). This TCT, located adjacent to the NTL and Highway 37, 18 km south of Bell 2 Lodge, is scheduled to be completed at the end of 2024. KSM Mining has completed its design for a 30 km long 287 kV transmission line to interconnect the TCT and the KSM plant site. This KSM transmission line is currently anticipated to start construction in 2023 with completion and commissioning planned for late 2024 to be ready for connection to the TCT.

There are multiple deep-water loading facilities for shipping bulk mineral concentrates located in the ice-free Port of Stewart, BC. Those port facilities are currently used by the Red Chris Mine. The nearest railway is the Canadian National Railroad (CNR) Yellowhead route, which is located approximately 220 km southeast of the Property. This line runs east-west, and can deliver concentrate to deep water ports near Prince Rupert and Vancouver, BC.

Exploration History

There is evidence that prospectors were active in the area prior to 1935. The modern exploration history of the area began in the 1960’s, with brief programs conducted by Newmont Exploration of Canada Ltd., Granduc Mines Ltd., Phelps Dodge Corp., and the Meridian Syndicate. All of these programs were focused towards gold exploration. The Sulphurets Zone was first drilled by Granduc Mines in 1968; Kerr was first drilled by Brinco Ltd. in 1985; Mitchell Creek by Newhawk Gold Mines Ltd. in 1991; and Iron Cap by Esso Minerals in 1980. These companies and others undertook exploration during the 1980s and 1990s, with Placer Dome producing an initial resource estimate at Kerr in the mid-1990s.

There is no recorded mineral production, nor evidence of it, from the KSM Project. Immediately west of the KSM Project, small-scale placer gold mining has occurred in Sulphurets and Mitchell Creeks.

During 2003-2005, under its option to earn up to a 65% interest in the KSM Project from Seabridge, Falconbridge Ltd. (“Falconbridge”) conducted geophysics, surface mapping, surface sampling and completed approximately 4,100 m of drilling at the KSM Project.

Drilling

Since 2006, Seabridge has been conducting exploration and advancement activities at the KSM Project, including annual drilling campaigns. A total of 968 core holes for a total of 377,348 m were used in determining the mineral resource estimate for the KSM Project, including holes from previous operators. The majority of KSM drilling information to the end of 2021 was collected by Seabridge (67%). The remaining 33% of the drilling data were collected by Pretium and Silver Standard (24%), Placer Dome (5%) and Falconbridge/Noranda (about 1%), with the balance collected by five other companies (3%).

Figure 3 is a drill hole location map for the entire KSM district, showing all of the drilling data that were available to estimate Mineral Resources that are the subject of the 2022 KSM PFS (drilling through 2021). The drill holes are colour coded (blue represents non- Seabridge and red represents Seabridge drilling).

Figure 3 - KSM Drill Hole Locations

Source: Seabridge 2022

Drilling at the Kerr deposit has identified a mineralized area measuring roughly 2,400 m north-south by 800 m east-west, and about 2,200 m vertically. The drill hole spacing in the upper open pit resource area is approximately 50 m to 75 m. Drill hole spacing through the block cave resource, which has been classified as nearly all Inferred material, ranges between 100 m to 200 m.

Drilling at the Sulphurets deposit has identified a mineralized area measuring roughly 2,200 m northeast-southwest by 550 m northwest-southeast, and about 330 m vertically. The drill hole spacing in the open pit resource area ranges between 50 m to 75 m.

Drilling at the Mitchell deposit has identified a mineralized area measuring roughly 1,600 m east-west by 1,500 m down-dip, and 850 m thick. The drill hole spacing in the upper open pit resource area is approximately 75 m to 100 m. Drill hole spacing through the block cave resource, which has been classified predominantly as Inferred material, ranges between 100 m to 200 m.

Drilling at the Iron Cap deposit has identified a mineralized area measuring roughly 1,500 m northeast-southwest, by 1,500 m northwest-southeast, and about 850 m thick. The drill hole spacing in the upper block cave resource shapes ranges from 70 m to 75 m. Drill hole spacing through the lower block cave resource, which has been classified predominantly as Inferred material, ranges from 100 m to 200 m.

Geological Setting and Mineralization

The KSM Property lies within “Stikinia”, a long-lived volcanic island-arc terrane that extends over much of the Canadian Cordillera. It was accreted onto the Paleozoic basement of the North American continental margin in the Middle Jurassic. Early Jurassic sub-volcanic intrusive complexes in the Stikinia terrane host several large Cu-Au porphyry deposits including the KSM deposits.

The Kerr deposit is centered on a north-south trending, steep westerly dipping tabular intrusive complex with a strike extent of 2,400 m, a width of 800 m, and vertical extent of 2,200 m. Mineralization extends several ten’s of meters into the host sedimentary rocks. The Sulphurets deposit is composed of stacked thrust fault panels of Triassic and Jurassic volcano-sedimentary strata intruded by a number of dykes and stocks. It forms a lens dipping 30 degrees northwest extending 2,200 m horizontally, 550 m down dip, with a thickness of up to 330 m. The Mitchell Zone is underlain by intrusive, volcanic, and clastic rocks that are exposed in an erosional window below the shallow dipping Mitchell Thrust Fault (“MTF”). Mineralization is genetically and spatially related to the Early Jurassic Mitchell intrusive complex of diorite, monzodiorite, and granodiorite stocks and dykes. Mineralization also permeates into surrounding sedimentary and volcanic rocks, and in total extends 1,000 m east-west and 850 m north-south, with a vertical extent of 1,100 m. The Mitchell complex comprises three successive intrusive phases accompanied by the development of different hydrothermal assemblages, veining and mineralization. The East Mitchell deposit is the upper portion of the Mitchell deposit, displaced some 1.5 km to the southeast by the MTF during Cretaceous age compressive deformation that produced the regional Skeena Fold and Thrust belt. The Iron Cap deposit is also structurally above the MTF. It is a tabular body striking north-south and dipping 60 degrees to the west, extends 1,500 m along strike, 1,500 m down dip, and is 800 m in thickness.

The KSM deposits feature many characteristics typical of gold-enriched, diorite hosted calc-alkaline porphyry copper deposits, with gold, molybdenum, and silver at low concentrations, occurring as fine disseminations in quartz veinlet stockworks with accompanying pyrite, pervasively dispersed over hundreds of metres. All of the deposits are at least partially exposed at the surface, are largely unoxidized, and have had significant portions eroded away by glacial processes.

Sampling, Analysis and Data Verification

Seabridge has employed relatively consistent sampling methods over the years with minor modifications over the past five years regarding some assaying protocols. Initially, Seabridge used Eco Tech as their primary assay laboratory from 2006 to 2011 when Eco Tech was bought out by ALS Chemex, who has acted as Seabridge’s primary assay laboratory since that time to the present. Over the years, Seabridge’s quality control protocols have included the submission of certified standard reference materials (“SRMs” or “standards”) blanks, and duplicate field samples. Typically, 5% to 10% of the assay pulps from the primary laboratory were submitted to a secondary accredited assay laboratory for check assay comparison purposes. More detail regarding these procedures is outlined in the 2022 KSM PFS and PEA Report.

Sample security, sample preparation, analytical procedures, and QA/QC protocols/results associated with Seabridge’s 2006 to 2021 KSM drilling campaigns were considered adequate and consistent with standard industry practices and the assays are considered suitable to be used to estimate Mineral Resources.

Mineral Processing and Metallurgical Testing

Several wide-ranging metallurgical test programs have been carried out since 2007 to assess the metallurgical responses of the mineral samples from the KSM deposits, especially the samples from the Mitchell deposit.

The primary economic metals at KSM are gold and copper. Primary copper bearing mineral is chalcopyrite. Gold and silver are associated primarily with chalcopyrite and pyrite. There is variability in the pyrite to chalcopyrite ratio between the deposits.

The test results indicate that the mineral samples from the KSM deposits are amenable to the proposed KSM flowsheet including:

●	copper-gold-silver-molybdenum bulk rougher flotation followed by gold—silver bearing pyrite flotation;

●	regrinding the bulk rougher concentrate followed by three stages of cleaner flotation to produce a copper-gold-silver-molybdenum bulk cleaner flotation concentrate;

●	molybdenum separation of the bulk cleaner flotation concentrate to produce a molybdenum concentrate and a copper-gold concentrate containing associated silver;

●	cyanide leaching of the gold- silver bearing pyrite flotation concentrate and the scavenger cleaner tailing to further recover gold and silver values as doré, the cyanide recovery circuit includes sulphidization, acidification, recycling, and thickening of precipitate (SART) and acidification, volatilization of hydrogen cyanide gas, and re-neutralization (AVR) processes to recover weak acid dissociable cyanide for reuse and dissolved copper for sale with copper concentrate; and

●	the flotation tailing will be sent to the flotation tailing storage cells with the TMF; the leach residue will be destructed for residual cyanide prior to being sent to the lined CIL Residue Cell, supernatants from both the cells will be reclaimed separately to the process plant for reuse as process makeup water.

Primary crushing is by gyratory crushers at the Mitchell ore processing complex (the “Mitchell OPC”). Coarse ore from the primary crushers is transported by train through the MTT to the processing facility in the PTMA. The MTT will also be used for electrical power transmission and the transport of personnel and supplies for mine area operations.

Coarse ore from the train is conveyed to two coarse ore stockpiles, followed by secondary cone crushing and tertiary crushing by high-pressure grinding roll (“HPGR”). Fine ore from the HPGR is fed to ball mills followed by copper-gold-silver-molybdenum bulk rougher flotation and pyrite flotation of copper rougher tailings. Bulk flotation concentrates are reground prior to cleaning flotation that produces bulk copper-gold-silver flotation concentrate and molybdenum concentrate products and a gold-silver bearing pyritic product for cyanide leaching. Final products include a copper-gold-silver concentrate, gold-silver doré, and a molybdenum concentrate.

Mineral Resources

The 2022 KSM PFS and PEA Report includes updated mineral resource estimates for the KSM Project. The four mineralized zones, Kerr, Sulphurets, Mitchell and East Mitchell, and Iron Cap, were modeled separately. As more understanding was gained after each annual drilling campaign, individual block models were created for each area. Grade interpolation parameters have also evolved over time, reflecting changes required for modeling deeper mineralization intersected below the Kerr and Iron Cap deposits. A variety of basic descriptive statistics and spatial analyses were completed for each area upon the completion of annual drilling campaigns. These investigations include the generation of grade distribution tables, grade histograms, cumulative probability plots, grade box plots, grade contact plots, down-hole variograms, and directional variograms. In addition, new drill hole results were typically compared against the previous grade model to assess model performance.

The Mineral Resources for the various KSM mineralized zones are constrained within conceptual open pit and block cave mining shapes to support reasonable prospects for eventual economic extraction as outlined in the CIM Definition Standards for Mineral Resources and Mineral Reserves (CIM, 2014). The conceptual open pit and underground mining shapes were generated for each resource area based on calculated block model NSR values. The NSR values were generated for each deposit. Moose Mountain Technical Services generated conceptual pits for the Kerr, Sulphurets, Mitchell and East Mitchell deposits using MineSight® software and Lerchs-Grossmann algorithms. WSP Golder developed conceptual block cave footprints for Kerr and Iron Cap using the block NSR values and Geovia’s PCBC™ Footprint Finder software. The footprint polygons were extruded vertically based on guidance from WSP Golder.

The following gold, copper, silver, and molybdenum metal prices were used for determining block NSR values, US$1,300/oz, US $3.00/lb, US $20.00/oz, and US $9.70/lb, respectively. Open pit and underground mining costs of Cdn$1.80 to 2.20/tonne and Cdn$6.00 to Cdn$7.00/tonne were used to establish conceptual open pit and underground resource shapes, along with a processing and G&A cost of Cdn$9.00/tonne for Kerr, Sulphurets and Iron Cap, and Cdn$10.75 to Cdn$11.20/tonne for Mitchell and East Mitchell.

The draw point extraction elevations were extruded vertically to create 3D solids that were used for resource tabulation. Conceptual caves were clipped against surface topography (Iron Cap) or conceptual resource pit (Kerr). Mineral Resources are determined, at Cdn$10.75 to Cdn$11.25 and Cdn$16 NSR cutoffs for open-pit constrained and underground mining constrained Mineral Resources, respectively.

The table below summarizes the estimated Measured, Indicated, and Inferred Mineral Resources for each zone.

KSM Project Mineral Resources (Inclusive of Mineral Reserves)

Measured Resources

			Gold		Copper		Silver		Molybdenum
Project	Cut Off Grade (g/t)	Tonnes (000)	Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:	NSR:
Mitchell	$10.75	691,700	0.68	15,124	0.19	2,876	3.3	72,831	52	79
East Mitchell	$11.25	1,012,800	0.65	21,098	0.11	2,514	1.8	59,233	89	198
KSM Total		1,704,500	0.66	36,222	0.14	5,390	2.4	132,064	74	277

Indicated Resources

			Gold		Copper		Silver		Molybdenum
Project	Cut Off Grade (g/t)	Tonnes (000)	Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:
Mitchell	$10.75-	1,667,000	0.48	25,935	0.14	5,120	2.8	149,160	66	241
East Mitchell	$11.25 NSR Pits	746,200	0.42	10,080	0.08	1,390	1.7	41,814	79	130
Sulphurets		446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Kerr	$16	374,000	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Iron Cap	NSR UG	423,000	0.41	5,576	0.22	2,051	4.6	62,559	41	38
KSM Total		3,656,200	0.44	52,138	0.17	14,030	2.4	281,616	58	465

Measured plus Indicated Resources

			Gold		Copper		Silver		Molybdenum
Project	Cut Off Grade (g/t)	Tonnes (000)	Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:
Mitchell	$10.75	2,358,700	0.54	41,059	0.15	7,996	2.9	221,991	62	320
East Mitchell	$11.25 -NSR Pits	1,759,000	0.55	31,178	0.10	3,904	1.8	101,047	85	328
Sulphurets		446,000	0.55	7,887	0.21	2,064	1.0	14,339	53	52
Kerr	$16	370,000	0.22	2,660	0.41	3,405	1.1	13,744	5	4
Iron Cap	NSR UG	423,000	0.41	5,576	0.22	2,051	4.6	62,559	41	38
KSM Total		5,356,700	0.51	88,360	0.16	19,420	2.4	413,680	63	742

Inferred Resources

			Gold		Copper		Silver		Molybdenum
Project	Cut Off Grade (g/t)	Tonnes (000)	Grade (g/t)	Ounces (000)	Grade (%)	Pounds (millions)	Grade (g/t)	Ounces (000)	Grade (ppm)	Pounds (millions)
KSM:
Mitchell	$10.75	1,282,600	0.29	11,819	0.14	3,832	2.5	102,228	47	133
East Mitchell	NSR Pits	281,100	0.37	3,372	0.07	403	2.3	21,112	61	38
Sulphurets		223,000	0.44	3,155	0.13	639	1.3	9,320	30	15
Kerr	$16	1,999,000	0.31	19,823	0.40	17,720	1.8	114,431	23	103
Iron Cap	NSR UG	1,899,000	0.45	27,474	0.30	12,556	2.6	158,741	30	126
KSM Total		5,684,700	0.36	65,643	0.28	35,150	2.2	405,832	33	415

Note:

1.	The effective date for the Mineral Resource Estimate for Mitchell and East Mitchell is March 31, 2022, and for Kerr, Sulphurets and Iron Cap is December 31, 2019.
2.	The Mineral Resource estimates have been reviewed and approved by Henry Kim P.Geo., an independent Qualified Person. Mr. Kim verified the databases supporting the mineral resource estimates and conducted a personal inspection of the property and reviewed drill core from a range of representative drill holes at site and at the core storage facilities in Stewart, B.C. with Seabridge geology staff.
3.	Mineral Resources were prepared in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (Nov 29, 2019).
4.	Mineral Resources were constrained within minable shapes depending on their mining methods.
5.	Mineral Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Following metal prices were used to determine Mineral Resources: US$1300/oz Au, US$3/lb Cu, US$20/oz Ag, and US$ 9.7/lb Mo.
7.	For other key assumption parameters, methods used for: Mitchell and East Mitchell, see 2022 KSM PFS and PEA Report.
8.	Numbers may not add due to rounding.

Note: United States investors are cautioned that the requirements and terminology of NI 43-101 may differ from the requirements of the SEC, including Regulation SK-1300. Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s mining disclosure standards. Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Mineral Reserves

Mineral Reserves for the 2022 PFS are based on open pit mining of the Mitchell, East Mitchell and Sulphurets deposits. Waste to ore cut-offs were determined using an NSR for each block in the model. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,300/oz gold, US$3.00/lb copper, US$20.00/oz silver and US$9.70/lb molybdenum and a foreign exchange rate of US$0.79 to Cdn$1.00 have been used in the NSR calculations.

Lerchs-Grossman (“LG”) pit shell optimizations were used to define open pit mine pit limits in the 2022 PFS. Production is limited by the permitted tailings volume of 2.29 Bt. Open pit designed phases use updated geotechnical studies based on most recent site investigation programs.

Mineral reserves have been estimated using the updated pit designs. The open pit minimum NSR cut-off grade is based on an estimated process operating cost of Cdn$11.00/t. Process operating costs include plant processing (including crushing/ore transport costs where applicable), G&A, surface service, tailing construction, and water treatment costs. A premium cut-off grade of Cdn$25.00/t is used until the end of Year 5 to maximize the net present value (NPV) and minimize the time to payback of initial capital.

The table below summarizes the estimated Proven and Probable Mineral Reserves for the KSM mineral deposits.

KSM Proven and Probable Mineral Reserves as of May 26, 2022

			Diluted Grades				Contained Metal
		Ore (Mt)	Au (g/t)	Cu (%)	Ag (g/t)	Mo (ppm)	Au (Moz)	Cu (Mlb)	Ag (Moz)	Mo (Mlb)
Proven	Mitchell	483	0.74	0.20	3.3	49	11.5	2,161	51	53
	East Mitchell	814	0.69	0.11	1.8	91	18.1	2,043	47	163
	Sulphurets	0	0.00	0.00	0.0	0	0.0	0	0	0
	Total Proven	1,297	0.71	0.15	2.4	75	29.6	4,203	98	215
Probable	Mitchell	452	0.59	0.15	2.5	74	8.6	1,458	36	74
	East Mitchell	392	0.46	0.09	1.7	84	5.8	784	21	73
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Probable	995	0.55	0.14	1.9	77	17.7	3,116	62	170
Proven +	Mitchell	935	0.67	0.18	2.9	61	20.1	3,619	87	126
Probable	East Mitchell	1,206	0.62	0.11	1.8	89	23.9	2,826	68	236
	Sulphurets	151	0.68	0.26	1.0	70	3.3	874	5	23
	Total Proven + Probable	2,292	0.64	0.14	2.2	76	47.3	7,320	160	385

Notes:

1.	The Mineral Reserve estimates were reviewed by Jim Gray, P.Eng. (who is also the independent Qualified Person for these Mineral Reserve estimates), reported using the 2014 CIM Definition Standards and 2019 CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, and have an effective date of May 26, 2022.
2.	Mineral Reserves are based on the 2022 PFS all open pit Life of Mine plan.
3.	Mineral Reserves are mined tonnes and grade, the reference point is the mill feed at the primary crusher and includes consideration for operational modifying factors.
4.	Mineral Reserves are reported at NSR cut-off grades that vary between of $11/t and $25/t using the following assumptions: metal prices of US$1300/oz Au, US$3.00/lb Cu, US$20/oz Ag, and US$ 9.70/lb Mo at a currency exchange rate of 0.79 US$ per CAD$; Copper concentrate terms are 96% payable Cu; 97.8% payable Au; 90% payable Ag, molybdenum concentrate terms are 99% payable. Offsite costs (smelting, refining, transport, and insurance) are C$281 per tonne of copper concentrate and C$5527 per tonne of molybdenum concentrate; doré terms are $2/oz offsite costs (refining, transport and insurance), 99.8% Au payable, and 90% Ag payable; metallurgical recovery projections vary depending on metallurgical domain and metal grades and are based on metallurgical test work.
5.	The NSR cut-off grade is varied from Cdn11/t to Cdn25/t and covers the estimated process operating cost of $10/t for ore processing, G&A, surface service, tailings, and water treatment costs.
6.	Mineral Reserves account for mining loss and dilution.
7.	Mineral Reserves are a subset of the mineral resource.
8.	Numbers have been rounded as required by reporting guidelines.

Mine Production Plan (PFS)

The open pit only mine production plan starts in the higher grade Mitchell pit. Production from the high grade upper East Mitchell zone is introduced in Year 3. Waste mined from the Sulphurets, East Mitchell and Mitchell pit is placed in the Mitchell rock storage facility (“RSF”) until Mitchell pit is mined out by Year 25. Final waste from East Mitchell is backfilled into the mined out Mitchell pit from Year 25 onward along with some waste rehandled from the Mitchell RSF.

The updated mine plan reduces overall footprint by not using the McTagg RSF as required in the 2016 KSM PFS/PEA Report and by utilizing mined out pits for backfilling waste rock.

Autonomous mine operations where applicable and an integrated remote operations centre reduce on-site personnel.

Electrification of the haul truck fleet with trolley assist reduces carbon emissions and overall mine energy costs by replacing diesel with low cost energy from electricity.

Mill feed ramps up to 130,000 tonnes per day by Year 2 followed by a 50% increase to 195,000 tonnes per day from Year 3 onwards. Average annual mill feed throughput for the 33 years of mine life is estimated at 69.5 million tonnes.

At Mitchell, a near-surface higher grade gold zone crops out allowing for gold production in the first seven years that is substantially above the mine life average. The mine plan is specifically designed for mining highest gold grade first to facilitate a quick capital investment payback. The project’s post-tax payback period is approximately 3.7 years for the Base Case or 11% of mine life. Metal production for the first seven years, compared to life of mine average production, is estimated as follows:

Average Annual Metal Production

	Years 1-7 Average	Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.89	0.64
Copper (%)	0.21	0.14
Silver (grams per tonne)	3.0	2.2
Molybdenum (parts per million)	52	76
Annual Production:
Gold (ounces)	1,413,000	1,027,000
Copper (pounds)	251 million	178 million
Silver (ounces)	3.8 million	3.0 million
Molybdenum (pounds)	2.1 million	4.2 million

Note: Annual production shows total metal contained in copper concentrate, doré, and molybdenum concentrate.

Figure 3 – KSM Project Layout

Infrastructure

Mitchell-Treaty Tunnels (MTT)

The MTT, two parallel 22 km tunnels, connects the mine site in the Mitchell Valley to the Processing Plant and Tailings Management Area in the North Treaty Valley. All mined ore from the Mitchell OPC will be transported to the Treaty OPC through the MTT, and personnel and freight will be transported between the PTMA and the Mine Site via the train system. The MTT also includes electric power cables to service the Mitchell mining area. The twinned tunnel configuration provides higher capacity with the haulage loop and rail cross-overs allow sections of the tunnel to be isolated for periodic tunnel maintenance. Under normal operations, the North Tunnel will be designated for westbound travel and the South Tunnel will be designated for eastbound travel.

Mine to Mill Ore Transport System

Ore will be crushed at the Mitchell OPC, loaded onto trains and transported to the Treaty coarse ore stockpile (COS) via the 22.9 km twin MTT. The trains are autonomous and controlled from a control centre at Treaty. The electric drives rely on regenerative braking which is input back into the grid.

The ore transport is configured to start operations at a nominal production rate of 130,000 tpd and ramps up to 195,000 tpd for the start of Year 3.

The train system will also handle personnel, freight, and fuel requirements between Treaty and Mitchell. The power cable for the mine will also be in the MTT.

Power Supply

Electric service for the KSM Project will be from BC Hydro’s Northern Transmission Line (“NTL”) that was completed in 2014.

The new 344 km long, 287 kV, NTL runs from the Skeena Substation on the BC Hydro 500 kV grid near Terrace, BC, to Cranberry Junction, from which point it roughly parallels BC Highway 37 to its terminus at Bob Quinn Lake. A 30 km long, 287 kV transmission extension from the NTL will be constructed, originating at the Treaty Creek Switching Station (BC Hydro designation TCT) and terminating at the Treaty processing plant. This spur line will parallel the Treaty Creek access road in a common corridor. Land tenure for the right-of-way has been obtained and construction of the TCT is currently underway. The Treaty Creek Switching Station on the NTL will be approximately 18 km south of Bell II.

The Sept. 2018 System Impact Study (SIS) by BC Hydro provides for a site maximum demand of 245 MW based on 3 power supply queue positions, which were a result of two increases in the mine power supply based on two updates to the SIS, as the planned KSM size and load grew from the initial submission. As it stands, KSM has 245 MW reserved for its use.

Tailings Management

The TMF would be constructed in three cells: the North and South cells for flotation tailing, and a lined cell for CIL tailing. The cells are confined between four dams (North, Splitter, Saddle, and Southeast dams) located within the Teigen-Treaty Creek cross-valley. In total, the TMF is designed to have a capacity of 2.29 Bt.

De-pyritized flotation tailing is to be stored in the North and South cells. The pyrite bearing CIL tailing is to be stored in a lined central cell.

The cyclone sand dams will be constructed over earth fill starter dams using the centerline construction method with compacted cyclone sand shells and low-permeability glacial till cores. The Saddle and Splitter dam cores incorporate geomembranes to limit seepage from the CIL residue tailings. The dams will be progressively raised over their operating life to an ultimate elevation of 1,068 m.

Seepage from the impoundment will be controlled with low-permeability zones in the tailings dams and dam foundation treatment. Seepage and runoff from the tailings dams will be collected downstream at seepage collection dams and pumped back to the TMF. The ponds behind the collection dams will also be used to settle solids eroded by runoff from the dam and fines from cyclone sand construction drain-down water.

Mine Site Water Management

The overall site water management strategy, including the discharge from the Water Storage Facility (“WSF”) via the High-density Sludge (“HDS”) water treatment plant (“WTP”) was the strategy that was reviewed and approved during the EA Application and EIS review process.

Two main diversion tunnel routes will be required to route non-contact water from the Mitchell and McTagg valleys around the mine site.

Lined surface diversion channels will be constructed progressively during operations, along the contact of the RSF and the hillside, to divert surface flows.

All contact water from the mine site areas (open pits, RSFs, roads, infrastructure) will be directed to the WSF, located in the lower Mitchell Creek area. The WSF will be formed with a 165 m high rock fill asphalt core dam built to full height by Year -1 and is sized to store annual freshet flows and volumes resulting from a 200-year wet year. The core zones of the WSF dam will be founded on competent sedimentary rock foundations. Seepage will be controlled by the asphalt core in the dam and the dam foundation will be grouted. A seepage collection pond will collect seepage water beyond the toe of the main dam and return it to the WSF.

Mine area contact water will be treated with a High Density Sludge (HDS) lime water treatment plant (“WTP”). A Selenium WTP will be constructed and operational by Year 5 to treat up to 500 L/s of seepage principally from the RSF and select point sources within Mitchell Valley with selenium loaded waters, compared to lower concentrations within the WSF. The HDS WTP and the WSF will be operational before mill start-up to allow pre-production activity in the Mitchell Valley and Mitchell pit area.

Three major tunnels will be excavated during the construction period:

●	Mitchell Treaty Twinned Tunnels (MTT)

●	Mitchell Diversion Tunnel (MDT)

●	McTagg Diversion Tunnel (MTDT)

These tunnels are classified as either infrastructure tunnels (MTT) or water tunnels (MDT and MTDT). Additional tunnels will be constructed at various times during mine operations for diversion of contact water around mine facilities in Mitchell Valley or noncontact water around the east side of the TMF.

Access Roads

Current proposed permanent access roads include the existing 59 km long resource access route from Highway 37 to the former Eskay Creek Mine. The proposed 33 km long CCAR will commence near the southern limit of this existing road, and extend south then west to the proposed Mine Site.

The TCAR will leave Highway 37 approximately 19 km south of Bell 2, and head west. The TCAR network provides access to the Treaty OPC, the TMF, and the MTT Saddle Area. It will include a 30 km two-lane access route from Highway 37 to an intersection at approximately km 17 and continue up the Treaty River valley to the Saddle Area. The North Treaty Access Road branches off the TCAR at the km 17 intersection and leads to the Treaty OPC, TMF, and Treaty MTT portal.

Geohazards

Geohazard and risk assessments were completed for the proposed facilities within the KSM footprint. As expected for a mountainous, high-relief property site, snow avalanche and landslide hazards exist, with the potential to affect mine construction, operations, and closure. Mitigation strategies have been identified to reduce the high and very high risk scenarios to a target residual risk not exceeding moderate. Further risk reduction will be achieved where practical and cost-efficient and as part of the detailed design of specific facilities.

Capital Cost Estimate (2022 PFS)

An initial capital of US$6.432 billion is estimated for the 2022 PFS. Initial capital includes all costs to build the facilities that mine, transport, and process ore to produce first concentrate and doré. All currencies in are expressed in US dollars, unless otherwise stated. Costs have been converted using a fixed currency exchange rate of US$0.77 to Cdn$1.00. The expected accuracy range of the capital cost estimate is +25%/-10%.

A summary of the 2022 PFS initial and sustaining capital costs is shown in the Table below.

Capital Costs (US$ million)

	Initial	Sustaining	Total
	US$ M	US$ M	US$ M
Direct Costs
Mine	1,420	1,766	3,187
Process	2,003	309	2,312
Tailings Management Facility	513	630	1,143
Environmental	15	8	23
On-site Infrastructure	39	-	39
Off-site Infrastructure	76	11	87
Power Supply/Energy Recovery	121	46	167
Total Direct Capital	4,188	2,770	6,958
Indirect cost	1,090	97	1,188
Owner’s cost	204	-	204
Contingency	949	343	1,293
Total Capital	6,432	3,210	9,642

This estimate was prepared with a base date of Q1/Q2 2022. The estimate does not include any escalation past this date. Budget quotations were obtained for major equipment; vendors provided equipment prices, delivery lead times, spare allowances, and freight costs to a designated marshalling yard in northern BC, with some exceptions for delivery points to different BC locales. The quotations used in this estimate were obtained in Q1/Q2 2022, and are budgetary and non-binding. For non-major equipment, costing is based on in-house data, quotes from previous studies. No cost escalation is included.

All equipment and material costs include Incoterms FCA. Other costs such as spares, taxes, duties, freight, and packaging are covered separately in the estimate as indirect costs.

Capital costs exclude reclamation and closure costs that are accounted for in the economic analysis.

Sustaining capital costs were also estimated leveraging the same basis of information applied to the initial capital estimate with respect to vendor quotations, labour, and material costs. The sustaining capital costs total US$3.210 billion and consist of:

●	open pit mine development, principally mobile fleet replacement

●	process plant expansion

●	TMF expansions, mainly comprising dam raises and CIL basin expansions

●	indirect costs, including construction indirects, spares, freight, and logistics, EPCM, vendor assistance, and contingency.

Operating Cost Estimate (2022 PFS)

Average mine, process and G&A operating costs over the project’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.36 per tonne milled (before base metal credits). The cost estimates are based upon budget prices in Q1/Q2 2022 or data from the database of the consulting firms involved in the cost estimates. When required, certain costs in this report have been converted using a fixed currency exchange rate of Cdn$1.00 to US$0.77. The expected accuracy range of the operating cost estimate is +25%/-10%.

A breakdown of estimated unit operating costs is as follows:

LOM Average Unit Operating Costs (US$ Per Tonne Milled)

Mining	3.31
Process	6.31
G&A + Site Services	1.06
Tailings Storage/Handling	0.11
Water Management/Treatment	0.50
Energy Recovery	-0.07
Provincial Sales Tax	0.13
Total Operating Costs	11.36

The mining operating costs are LOM average unit costs calculated by dividing the total LOM operating costs by LOM milled tonnages. The costs exclude mine pre-production costs.

The electric service to the KSM Site (including all terms and conditions such as rates and metering requirements, connection charges, and many aspects of the KSM connecting transmission line) will be in accordance with the latest edition of BC Hydro Electric Tariffs, in particular:

●	Rate Schedule 1823 – Transmission Service – Stepped Rate

●	Rate Schedule 1901 – Deferral Account Rate Rider

●	BC Hydro Electric Tariff Supplement No. 5 (TS5) Agreement for Customers Taking Electricity under 1821 (1821 is now 1823) (TS5 is a template for the Electricity Supply Agreement with the format set as per the tariffs and is not subject to change)

●	BC Hydro Electric TS6 Agreement for Transmission Service Customers (TS6 is a fill in the blanks template for the Facilities Agreement with the format set as per the tariffs and is not subject to change)

●	BC Hydro Electric Tariff Supplement No. 74 (TS74) Customer Baseline Load Determination Guidelines.

The cost of power for KSM, delivered to the 25 kV bus bars of the Treaty ore processing complex, has been estimated as Cdn $0.0596 per kWh, based on rates effective in Q1 of 2022) including applicable taxes and energy cost savings due to BC Hydro’s Power Smart program. The KSM power cost includes the transmission line losses from the metering point at the Treaty Creek Switching Station, plus Substations No. 1 and No. 2 transformer losses and peaking power cost. The calculated power cost as estimated for the 2022 PFS is somewhat below regular rates due to a large reduction or elimination of costly Tier 2 energy in accordance with an efficient plant design as accepted by BC Hydro’s “Power Smart” program based on a study approved by BC Hydro.

Economic Evaluation (2022 PFS)

The economic evaluation was prepared on both a pre-tax financial and a post-tax financial model.

A Base Case economic evaluation for the 2022 PFS was prepared incorporating historical three-year trailing averages for gold, copper and silver metal prices of as of June 20, 2022. Molybdenum price is based on a recent study for a primary molybdenum project. Two alternate cases are also presented: (i) The Recent Spot Case incorporating spot prices at about the effective date of the 2022 KSM PFS and PEA Report for gold, copper, silver and the US$/Cdn$ exchange rate; and, (ii) The Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the 2022 PFS’s sensitivity to lower metal prices. The pre-tax and post-tax estimated economic results in U.S. dollars for all three cases are shown in the Table below.

Projected Economic Results (US$)

	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$35	$-83	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$601	$490	$677
Initial Capital (billions)	$6.4	$6.4	$6.4
Sustaining Capital (billions)	$3.2	$3.2	$3.2
Unit Operating Cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$13.5	$16.4	$9.2
Internal Rate of Return	20.1%	22.4%	16.5%
Payback Period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$7.9	$9.8	$5.2
Internal Rate of Return	16.1%	18.0%	13.1%
Payback Period (years)	3.7	3.4	4.3

Note:

1.	Operating and total cost per ounce of gold are after copper, silver and molybdenum credits.
2.	Total cost per ounce includes all start-up capital, sustaining capital and reclamation/closure costs.
3.	Results include consideration of Royalties and Impact Benefit Agreements.
4.	The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.

Sensitivity analyses were carried out on gold, copper, silver, and molybdenum metal prices, exchange rate, capital expenditure and operating costs. The analyses are presented in the 2022 KSM PFS and PEA Report graphically as financial outcomes in terms of pre-tax NPV, IRR and payback period. The KSM Project NPV is most sensitive to gold price and exchange rate followed by operating costs, copper price and capital costs. The IRR is most sensitive to exchange rate, capital costs and gold price followed by copper price and operating costs. In general, sensitivity to metal price is roughly equivalent to sensitivity to metal grade. Financial outcomes are relatively insensitive to silver and molybdenum prices.

Recommendations

2022 PFS Recommendations

It is recommended that Seabridge focus on advancing development of the KSM Property as described in the 2022 PFS by completing the data collection required to conduct a Feasibility Study. The majority of the US$21.7 million to US$27.3 million of estimated Feasibility Study data collection is related to geotechnical site investigations for TMF, site infrastructure, mine water management tunnels, and water storage dam.

Deferral of Feasibility Study Data Collection

The Company plans to continue to pursue a joint venture or sale of the KSM Project. Since it does not intend to build or operate the KSM Project and the KSM Project includes multiple deposits and provides a joint venture partner (or purchaser) significant flexibility in the design of the KSM Project in accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start into work on a feasibility study on the KSM Project on its own. The work is expected to be work the joint venture partner will undertake. The 2022 KSM PFS and PEA Report includes recommendations on additional work that could be completed to advance the KSM Project, including budget estimates. The work that a joint venture partner might choose to complete might include none, some or all of this recommended work and might include significantly more work or take a different approach to developing the KSM Project, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is impossible to predict. Certain data collection work and studies that are likely required regardless of the ultimate KSM Project design and steps towards satisfying conditions in its environmental assessment certificate have been undertaken and work on them is likely to continue as the Company determines it to be worthwhile, subject to available funding.

In addition, the Company has commenced certain early construction works to advance the KSM Project as the Company is seeking a joint venture partner. These works are focused on establishing site access and camps and initial work towards infrastructure on the critical path of the construction schedule. See “Early KSM Construction Works”.

2022 Preliminary Economic Assessment

The 2022 KSM PFS and PEA Report also includes a Preliminary Economic Assessment of a stand-alone mine plan and has been undertaken to evaluate a potential future expansion of the KSM mine to the Iron Cap and Kerr deposits after the 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d, demonstrating that KSM has multigenerational long-life mining project potential with flexibility to vary metal output. None of the Mineral Resources incorporated into the 2022 PEA mine plan have been used in the 2022 PFS mine plan.

The 2022 PEA starts with the development of an Iron Cap block cave mine supplemented with a small open pit at Kerr. Development of a Kerr block cave mine begins when Iron Cap development tapers off. Kerr block cave mill feed starts 6 years after the start of Iron Cap mill feed. Mill feed delivery to the process plant is ramped up to 170,000 tpd by Year 12 but after year 23 tapers down to around 80,000 tpd for the final 13 years. Over the entire 39-year mine life, mill feed will be delivered to a flotation concentration mill circuit. The flotation plant will produce a gold/copper/silver concentrate and separate molybdenum concentrate for transport by truck to a nearby seaport at Stewart, B.C.

Mineral Resources (2022 PEA)

The 2022 PEA uses the mineral resource estimates for the Kerr and Iron Cap deposits disclosed above. The NSR cutoff for the PEA open pit is Cdn$10.75/t. In addition, the mineral resources are constrained by conceptual mining shapes.

The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources in the 2022 PEA mine plan are not Mineral Reserves and do not have demonstrated economic viability.

2022 PEA Mine Design (2022 PEA)

Kerr open pit has been designed to supplement block cave mill feed during the ramp up of the PEA block cave production.

Waste to mill feed cut-offs are determined using a NSR for each block in the model. The pit delineated resources for the 2022 PEA use an NSR cut-off of Cdn$10.75/t. NSR is calculated using prices and process recoveries for each metal accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,200 per ounce gold, US$2.70 per pound copper, and US$17.50 per ounce silver and a foreign exchange rate of US$ 0.83 per Cdn$1.00 are used in the NSR calculations.

The underground block caving mine designs for Iron Cap and Kerr are based on modeling using GEOVIA’s Footprint Finder (FF) software. The ramp-up and maximum yearly mine production rates are established based on the rate at which the drawpoints are constructed and the assumptions are conservatively less than the demonstrated maximum industry rate and the initial and maximum production rates at which individual drawpoints can be mucked. The values chosen for these inputs are based on industry averages adjusted to suit the anticipated conditions.

The Iron Cap block cave mine includes an estimated development duration of 4 years, a production ramp-up period of 6 years, steady state production at 32.9 million tonnes per year for 17 years, and then a production ramp-down period of 6 years. The Iron Cap block cave is located adjacent to the MTT, the transportation conduit between mine and mill.

The Iron Cap mine is designed as a partially electrified mine with partial automation where battery electric vehicles replace diesel production loaders on the extraction level and trains replace trucks on the haulage level. The height of draw averages around 500m, ranging from 200m on the west limit that is developed early in the mine life to 750m on the east edge of the design that is developed late in the mine life.

The Kerr block cave has an estimated development duration of five years, a production ramp-up period of 5 years, and steady state production at 29.2 million tonnes per year for 20 total years with a seven year production dip to as low as 15.0 million tonnes during the transition from the first to second lift.

The Kerr block cave has been designed as a conventionally developed and operated block cave mine leaving additional upside for improvement by electrification.

The mining NSR shut-off is Cdn$20 per tonne for the Iron Cap block cave and Cdn$18 per tonne for the Kerr block cave. The mill feed contained in the mine plan for the 2022 PEA including dilution and mining losses are stated as follows.

Mill Feed from the PEA Mine Plan

				Average Grades			Contained Metal
Zone	Mining Method	Classification	Tonnes (millions)	Gold (g/t)	Copper (%)	Silver (g/t)	Gold M oz’s	Copper M lbs	Silver M oz’s
Iron Cap	Block Cave	M+I	58	0.62	0.28	3.2	1.1	354	5.9
		Inferred	685	0.58	0.36	3.0	12.7	5,424	65.4
Kerr	Open Pit	M+I	117	0.26	0.51	1.4	1.0	1,315	5
		Inferred	7	0.74	0.09	1.5	0.2	14	0
	Block Cave	M+I	48	0.25	0.53	1.3	0.4	557	2.0
		Inferred	777	0.31	0.49	1.7	7.8	8,339	43.6
Total Mill Feed		M+I	223	0.35	0.45	1.8	2.5	2,226	13
Mined		Inferred	1,469	0.44	0.43	2.3	20.7	13,777	109

Note: The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Production (2022 PEA)

The 2022 PEA assumes that the 2022 PFS plan has been completed. Open pit mining equipment will be relocated to the Kerr deposit to begin prestripping while the Iron Cap block cave is being developed. Year 1 of the 2022 PEA mine life coincides with the first year of mill feed from the Iron Cap deposit. Mill feed from Kerr block cave begins in Year 7. The 2022 PEA production plan produces 14.3 Billion pounds of copper, 14.3 Million ounces of gold, 68.2 million ounces of silver, and 13.8 million pounds of molybdenum from 1.7 Billion tonnes of mill feed over a 39 year mine life. The production schedule is shown in the graph below.

2022 PEA Mill Feed Production Schedule

Average annual production is summarized estimated as follows:

Average Annual Metal Production

Life of Mine Average
Average Grades:
Gold (grams per tonne)	0.43
Copper (%)	0.43
Silver (grams per tonne)	2.2
Molybdenum (parts per million)	24
Average Annual Production:
Gold (ounces)	368,000
Copper (pounds)	366 million
Silver (ounces)	1.8 million
Molybdenum (pounds)	0.4 million

Note: Annual production shows total metal contained in copper concentrate, doré, and molybdenum concentrate.

Cost allowances for tailings storage and management have been included in the 2022 PEA. Tailing management is envisioned as a combination of technically viable storage approaches that will be refined in future studies to comprise appropriate and responsible solutions depending on best selected locations and available technology.

Capital Costs (2022 PEA)

Initial capital cost for the 2022 PEA is estimated at US$1.5 billion with sustaining capital over the 39 year mine life estimated at US$12.8 billion dominated by block cave development capital. Initial capital includes all capital until the first year of mill feed (Year 1). Capital estimates are summarized as follows:

2022 PEA Capital Costs (US$ million)

	Initial	Sustaining	Total
	US$ M	US$ M	US$ M
Direct Costs
Mine	828	6,678	7,506
Process	0	651	651
Tailings Management Facility	74	664	738
On-site Infrastructure	26	573	599
Power Supply/Energy Recovery	0	112	112
Total Direct Capital	927	8,678	9,606
Indirect cost	253	1249	1,502
Contingency	320	2824	3,145
Total Capital	1,500	12,752	14,252

Note: Numbers may not add due to rounding

Operating Costs (2022 PEA)

Average mine, process and G&A operating costs over the 2022 PEA’s life (including waste mining and on-site power credits, excluding off-site shipping and smelting costs) are estimated at US$11.98 per tonne milled (before base metal credits). A breakdown of estimated unit operating costs is as follows:

2022 PEA LOM Average Unit Operating Costs
(US$ Per Tonne Milled)

Mining	4.99
Process	4.31
G&A + Site Services	1.89
Tailings Storage/Handling	0.15
Water Management/Treatment	0.68
Energy Recovery	-0.09
Provincial Sales Tax	0.05
Total Operating Costs	11.98

Economic Analysis (2022 PEA)

A Base Case economic evaluation using a discounted cash flow analysis was undertaken incorporating historical three-year trailing averages for gold, copper and silver metal prices of as of June 20, 2022. This approach is used because it is consistent with the 2022 PFS Base Case. Molybdenum price is based on a recent study for a primary molybdenum project. Two alternate cases are also presented: (i) an Alternate Case that incorporates lower metal prices than used in the Base Case to demonstrate the project’s sensitivity to lower prices; and, (ii) a Recent Spot Case incorporating recent spot prices for gold, copper, silver and the US$/Cdn$ exchange rate. The pre-tax and post-tax estimated economic results in U.S. dollars for all three are as follows:

2022 PEA Projected Economic Results (US$)

	2022 PEA Base Case	2022 PEA Alternate Case	2022 PEA Recent Spot Case
Metal Prices:
Gold ($/ounce)	1,742	1,500	1,850
Copper ($/pound)	3.53	3.00	4.25
Silver ($/ounce)	21.90	20.00	22.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Pound of Copper Produced (life of mine)	$0.38	$0.59	$0.32
Total Cost Per Pound of Copper Produced (inclusive of all capital)	$1.44	$1.64	$1.38
Pre-Tax Results:
Net Cash Flow (billions)	$29.8	$19.4	$40.9
NPV @ 5% Discount Rate (billions)	$9.7	$5.8	$13.9
Internal Rate of Return	24.0%	17.4%	30.4%
Payback Period (years)	4.7	7.5	3.9
Post-Tax Results:
Net Cash Flow (billions)	$18.5	$11.9	$25.6
NPV @ 5% Discount Rate (billions)	$5.8	$3.3	$8.4
Internal Rate of Return	18.9%	13.5%	24.0%
Payback Period (years)	6.2	8.7	4.4

Note:

1.	The 2022 PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2022 PEA will be realized. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

2.	Results include consideration of Royalties and Impact Benefit Agreements.

3.	Operating and total cost per pound of copper produced are after gold, silver and molybdenum credits.

4.	The post-tax results include the B.C. Mineral Tax and provincial and federal corporate taxes.

5.	Cash flows are discounted to the start of the 2022 PEA development.

6.	Payback years are measured from the first year of mill feed.

The 2022 PEA financials are more sensitive to changes in copper price and exchange rate than changes in capital costs and operating costs.

Early KSM Construction Works

Under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been “substantially started” by the deadline specified in the EAC. Once the ’substantially started’ designation is achieved, the EAC is no longer subject to expiry.

At the KSM Project, the Company’s principal current activities are directed towards ensuring that the KSM Project will be able to achieve the ‘substantially started’ designation by the July 29, 2026 deadline. This has necessitated initiating construction of infrastructure in 2021 and continuing it concurrently with the Company’s search for a partner for the KSM Project. The early construction work is focused on site access, camps, power supply and preparing for construction of infrastructure on the critical path for construction and includes completing construction of the Glacier and Taft Creeks fish habitat offsetting ponds, completing the initial 8.6 km segment of the CCAR, building the initial 17 km of the TCAR, including the Bell-Irving River Bridge, and the access road from the 17 km mark of the TCAR to the PTMA, construction of a camp near the beginning of the TCAR and preparing the site where the Mitchell Valley camp will be constructed. In addition, in February, 2022, KSMCo entered into a Facilities Agreement with BC Hydro covering the design and construction of the Treaty Creek Switching Station (the “TCT”) by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. The TCT, located where KSM’s Treaty Creek Access Road meets Highway 37, south of Bell 2, is now scheduled to be completed in mid-2025. KSMCo has completed its design for a 30 km long 287 KV transmission line to interconnect the TCT and the KSM plant site. This KSM transmission line is scheduled to be constructed in 2024 with completion and commissioning planned for early 2025 to be ready for connection to the TCT. The construction of the transmission line, FLT1 and the purchase of construction power equipment are presently intended to be included as part of the Company’s early construction activities, but the balance of the estimated cost to complete is presented in the 2022 PFS. The system reinforcement security is eligible to be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

As of October 31, 2022, the Company has completed construction of the Bell-Irving River Bridge, the camp near the beginning of the TCAR, approximately 16 km of the TCAR and 3.5 km of the CCAR and the preparation work for the site of the camp in the Mitchell valley. In addition, most of the work is complete on the Glacier Creek fish habitat offsetting ponds and site clearing work has been advanced by BC Hydro at the location of the TCT.

As part of its efforts to fund these activities, in March, 2022, KSMCo, a wholly-owned subsidiary of the Company and owner of the KSM Project, sold a US$225,000,000 Secured Note that is to be exchanged at maturity for a silver royalty on the KSM Project, and Seabridge sold concurrently a Contingent Right, to Sprott Private Resource Streaming and Royalty (B) Corp. and Ontario Teachers’ Pension Plan for US$225 million (approximately C$285 million at the current exchange rate).

Independent Geotechnical Review Board

In January, 2015, the Company established an Independent Geotechnical Review Board (“IGRB”) for the KSM Project to review and consider the KSM Project’s TMF and WSF with a focus on their structural stability and integrity. The IGRB is in place to provide independent, expert oversight, opinion and advice to Seabridge on the design, construction, operational management and ultimate closure of the TMF and WSF. The IGRB has unimpeded access to all technical data necessary to enable them to assess KSM’s TMF and WSF on an ongoing basis to ensure that these structures meet internationally accepted standards and practices which effectively minimize risks to employees, lands and communities.

There are four core members of the IGRB and four support members whose expertise will be called upon as needed. The IGRB comprises the following leading experts in their fields:

Name	Education and Experience
Dr. Andrew Robertson (Chairman, Core Member)	B.Sc. in Civil Engineering, a Ph.D. in Rock Mechanics and 50 years of experience in mining geotechnics, of which 42 years were gained while practicing from his home base in Vancouver, Canada.
Dr. Gabriel Fernandez (Core Member)	Civil Engineer, M.S. in Soil, Ph.D. in Geotechnical Engineering and has over 45 years of experience.
Mr. Terry Eldridge (Core Member)	P.Eng., FEC and has over 35 years of experience in the investigation, design, construction and closure of mine waste management facilities.
Mr. Anthony Rattue (Core Member)	P.Eng. and has over 45 years of experience in geotechnical engineering.
Dr. Leslie Smith (Support Member)	Professor in the Department of Earth, Ocean and Atmospheric Sciences at the University of British Columbia, where he holds the Cominco Chair in Minerals and the Environment, and has 45 years of experience in hydrogeology in the topic areas of groundwater flow and contaminant transport, numerical modeling, groundwater – surface water interactions, and applications of hydrogeology in mining.
Dr. Ian Hutchison (Support Member)	Ph.D. in Civil Engineering and has over 45 years of experience in the planning design and construction of mining and heavy civil engineering facilities in North and South America and Southern Africa.
Mr. Jim Obermeyer (Support Member)	M.S. in Civil Engineering with a specialty in Geotechnical Engineering, a licensed professional engineer in Colorado, Arizona, New Mexico, Montana and Wyoming, and has 45 years of experience in Civil and Geotechnical Engineering and managing and coordinating multidisciplinary projects.
Dr. Jean Pierre Tournier (Support Member)	Ph.D. in Civil Engineering - Soil Mechanics and has 40 years of experience in the design and construction of hydroelectric developments.

The initial IGRB review of Seabridge Gold’s TMF and WSF design was conducted between March 9 and 12, 2015 and was developed to answer five questions: (1) Are dams and structures located appropriately; (2) Are dam sections, materials, construction methods and sequencing appropriate for the site; (3) What are the greatest design, construction and operating risks; (4) Are the facilities designed to operate effectively, and: (5) Are the facilities designed to be safe? The Board concluded that it was satisfied with the project’s designs and responded favourably to all five questions, as highlighted in the Board’s first report which was released in April 2015. Additionally, the Board presented a series of recommendations for Seabridge to consider during the ongoing engineering design of TMF and WSF as advancement continues.

Since 2015 the IGRB has held seven more meetings and the Company has issued Reports 1 through 6 and is reviewing the report for the seventh meeting, which occurred in November, 2021. The Company is waiting to receive the finalized report for the eighth meeting, which occurred in October, 2022.

All IGRB reports issued are posted to the Company’s KSM Project website at www.ksmproject.com.

Courageous Lake Project

The Courageous Lake Project is a gold project located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories, Canada. The property is comprised of 84 Territorial mining leases, 1 Territorial mining claim, 3 federal (AANDC) mining leases and 1 federal (AANDC) mining claim having a combined area of 50,228 hectares. Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property.

Tetra Tech coordinated the preparation of the technical report entitled “Seabridge Gold Inc. – Courageous Lake Prefeasibility Study” with an effective date of September 5, 2012, as revised and reissued on November 11, 2014 (the “Courageous Lake Report”) in respect of the Courageous Lake Project. The Courageous Lake Report is available under the Company’s profile at www.sedar.com.

Iskut Project

The Iskut Project is located about 20 kilometers from the KSM Project. The land package has undergone intermittent exploration with the majority of the work carried out in the late 1980s and early 1990s. This early work was undertaken by over 30 independent operators and their efforts have highlighted numerous targets which have seen little to no follow up work in the past 20 years. SnipGold completed a resource estimate for the Bronson Slope Porphyry Deposit on the Iskut property in 2010. The Iskut Project includes the Johnny Mountain Mine site, which is now closed, and is adjacent to the Snip Mine.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company.

Snowstorm Project

The Snowstorm project is located in Humboldt County, Nevada and is comprised of 977 mining claims and 11,340 acres of land holdings strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone (the “Snowstorm Project”). Snowstorm is contiguous and on strike with several large, successful gold producers including the Getchell/Turquoise Ridge Joint Venture operated by Barrick Gold, Newmont Mining’s Twin Creeks and Hecla Mining’s Midas operations. The project was purchased in early 2017 with an extensive package of data generated by previous operators over ten years. The Company’s first drill program at the Snowstorm Project was undertaken in 2019, identifying the favourable stratigraphic host for a Getchell-style deposit as well as structures similar to those which fed the deposits to the south.

RISK FACTORS

Investing in the Common Shares is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The principal risk factors to which the Company business and its Common Shares are subject are presented in detail in the 2021 AIF. The following is an abbreviated list of risk factors. These risk factors, as well as risks currently unknown to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause investors to lose part or all of their investment. Before deciding to invest in any Common Shares, investors should carefully consider the risks included herein and incorporated by reference in this Prospectus and those described in any Prospectus Supplement.

Risks Relating to the Common Shares

The trading price for the Company’s securities is volatile.

The market prices for the securities of mining companies, including the Company, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of Seabridge's business, certain factors such as the Company's announcements and the public's reaction, operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company's resources, government regulations, changes in earnings estimates or recommendations by research analysts who track Seabridge's securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" can have an adverse impact on the market price of the Common Shares. For example, since January 1, 2022, the closing price of the Common Shares on the TSX has ranged from a low of $13.83 to a high of $28.00 and on the NYSE has ranged from a low of US$10.026 to a high of US$22.22.

Any negative change in the public's perception of the Company's prospects could cause the price of the Company's securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public's perception of the prospects of mining companies in general could depress the price of Seabridge's securities, including the price of the Common Shares, regardless of the Company's results. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of Seabridge's management's attention and resources.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares.

Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Common Shares and impair Seabridge’s ability to raise capital through the sale of additional equity securities. Seabridge cannot predict the effect that future sales of the Common Shares or other equity-related securities would have on the market price of the Common Shares. The price of the Common Shares could be affected by possible sales of the Common Shares by hedging or arbitrage trading activity which the Company expects to occur involving the Common Shares.

Risks Relating to the Company

The Company has a history of net losses and negative cash flows from operations and expects losses and negative cash flows from operations to continue for the foreseeable future.

The Company has a history of net losses and negative cash flows from operations and the Company expects to incur net losses and negative cash flows from operations for the foreseeable future. As of December 31, 2021, the Company’s deficit totaled approximately $150 million. None of the Company’s properties has advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations.

The Company expects to continue to incur net losses unless and until such time as one or more of its projects enters into commercial production and generates sufficient revenues to fund continuing operations or until such time as the Company is able to offset its expenses against the sale of one or more of its projects, if applicable. The development of the Company’s projects to achieve production will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred and the execution of any sale or joint venture agreements with strategic partners, some of which are beyond the Company’s control. There is no assurance that the Company will be profitable in the future.

The Company has discretion concerning the use of cash resources, including the net proceeds of an offering under a prospectus supplement, as well as the timing of expenditures.

The Company has discretion concerning the application of cash resources and the timing of expenditures and shareholders may not agree with the manner in which the Company elects to allocate and spend cash resources. The results and the effectiveness of the application of cash resources are uncertain. The failure by the Company to apply cash resources effectively could have a material adverse effect on the business of the Company. Management of the Company will have discretion with respect to the use of the net proceeds from an offering and investors will be relying on the judgment of management regarding the application of these proceeds. Management of the Company could spend most of the net proceeds from an offering in ways that the Company’s security holders may not desire or that do not yield a favourable return. Prospective investors will not have the opportunity, as part of their investment in the Common Shares, to influence the manner in which the net proceeds of an offering are used. At the date of this Prospectus, the Company intends to use the net proceeds from an offering as indicated in the discussion under “Use of Proceeds”. However, the Company’s needs may change as the business of the Company evolves and the Company may have to allocate the net proceeds differently than as indicated in the discussion under “Use of Proceeds”. As a result, the proceeds that the Company receives in an offering may be used in a manner significantly different from the Company’s current expectations.

The Company’s indebtedness may adversely affect its cash flow and ability to advance its business.

The Company has indebtedness arising from its sale of a US$225,000,000 Secured Note. As a result of this indebtedness, the Company will be required to make quarterly interest payments of approximately US$3.66 million to the holder of the Secured Note and may issue common shares or raise money in the capital markets to fund its debt service costs both of which would be dilutive to current shareholders. Although the terms of the Secured Note are intended to result in all of the principal amount of the Secured Note being used on maturity to purchase, by way of offset, a royalty on silver produced from the KSM Project, in certain circumstances the holder of the Secured Note may require the Company to repay the principal amount and the Company will have to raise the amount needed to repay the principal in capital markets, settle the principal by issuing common shares to the holder or by selling assets. The Company’s indebtedness could have adverse consequences for the Company, including: limiting its ability to obtain additional financing for working capital, capital expenditures, exploration and development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company’s flexibility and discretion to operate its business; and having to raise capital to pay interest or principal at unattractive prices or in poor financial markets; limiting its ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to competitors that have less debt or greater financial resources; making the Company vulnerable in a downturn in general economic conditions; and preventing the Company’s ability to make expenditures that are important to our growth and strategies.

The ability of the Company to meet its debt service requirements may depend on its ability to raise capital in financial markets. There can be no assurance that the Company will be able to raise funds in amounts sufficient to pay amounts when due or to fund any other liquidity needs. If the Company is unable to meet the obligations to pay interest or principal under the Secured Note, the holder may exercise its rights under the security arrangements associated with the Secured Note, which could result in a loss or substantial reduction in the value of the KSM Project, the principal asset of the Company.

If the Company is unable to service its indebtedness or fulfil its other obligations under the Secured Note, the Company may have to raise capital in ways that it might not otherwise select, such as reducing or delaying expenditures, selling assets, restructuring or refinancing indebtedness or seeking equity capital in poor market conditions.

The Company believes that it may be classified as a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for U.S. investors.

The Company believes that it was classified as a passive foreign investment company ("PFIC") for the taxable year ending December 31, 2021 and expects that it may be classified as a PFIC for the current taxable year and in future taxable years. If the Company is classified as a PFIC for any taxable year during which a U.S. taxpayer holds Common Shares, it would likely result in adverse U.S. federal income tax consequences for such U.S. taxpayer. The adverse consequences of the PFIC regime may be mitigated if a U.S. taxpayer who holds Common Shares is able to make a "qualified electing fund" election or a "mark-to-market" election. The Company has made available and expects to continue to make available the information necessary for a U.S. taxpayer who holds Common Shares to make and maintain a QEF election. U.S. taxpayers who hold Common Shares should consult their own tax advisors regarding the likelihood and consequences of the Company being classified as a PFIC for U.S. federal income tax purposes.

The Company has spent the proceeds of the issuance of flow-through shares on expenditures it believes to be Canadian exploration expenses (“CEE”) and renounced such expenditures to investors in flow-through shares, but the CRA has reduced the amounts of CEE renounced and reassessed investors. The Company intends to challenge the CRA’s conclusions but there is a risk that the Company may not be successful in challenging the CRA’s decision, thus having an adverse impact on the Company’s balance sheet.

The CRA has advised that it is going to reduce the amount of expenditures renounced as CEE by the Company in the three years ended December 31, 2016, December 31, 2015 and December 31, 2014 by approximately $19.6 million. The Company is challenging the CRA’s re-assessment vigorously and, if necessary, will proceed to litigation on the issue. The Company has already effectively indemnified all reassessed investors by depositing funds with the CRA in the amount required by CRA’s reassessment. Although the Company believes it will ultimately prevail on the merits, if the Company is not successful in its challenge, there is a risk that the CRA’s conclusions will require the Company to record a charge in its financial statements and the Company may have difficulties collecting refunds made to the reassessed investors.

USE OF PROCEEDS

Unless otherwise specified in the Prospectus Supplement, the net proceeds of any offering of Securities under a Prospectus Supplement will be used for general corporate purposes, including funding future exploration and advancement work on the Company's mineral properties and payment of interest on its debt. In its most recently completed financial year (as in most years) the Company had negative cash flow from operating activities. As the Company typically has no cash flow from operating activities, the allocation of net proceeds of an offering to general corporate purposes for the purpose of funding its operating activities involves using net proceeds of an offering to fund negative cash flow from operating activities in future periods. The portion of the Company’s expenditure on general corporate purposes from the net proceeds of any offering that is to be spent on operating activities will vary depending on the purposes of the Offering and will be set forth in greater detail in the Prospectus Supplement relating to that offering. For more information regarding risks related to the Company’s history of negative cash flow from operating activities, see “Risk Factors – Risks Relating to the Company”. More detailed information regarding the use of proceeds from a sale of Securities will be included in the applicable Prospectus Supplement.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

Business Objectives and Milestones

Early in each calendar year the Company establishes a set of business objectives which it sets forth in its Annual Report. For 2022, the Company’s objectives were as follows:

1.	Complete a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to Seabridge.

2.	Continue to strengthen the Company’s social license by responding effectively to the needs and concerns of Treaty and First Nations and local communities.

3.	Complete an updated PFS incorporating the East Mitchell (formerly Snowfield) deposit into the greater KSM project.

4.	Advance “substantially started” activities at KSM to ensure that the project’s Environmental Assessment Certificate remains in good standing for the life of the project.

5.	Continue exploration activities at Snowstorm.

6.	Conduct additional drilling at Iskut focused on the discovery of a new gold/copper porphyry deposit.

7.	Continue the reclamation and closure of the Johnny Mountain Mine in cooperation with the Tahltan Nation and British Columbia regulators.

8.	Subject to receipt of permits, conduct an initial drill program at 3 Aces to confirm the Company’s geologic model.

9.	Increase gold ownership per common share by way of accretive resource additions from acquisitions and/or continued exploration at our projects.

The Company is in the process of establishing its objectives for 2023 and these will be set forth in its Annual Report for 2022 that is expected to be available in May, 2023. The 2023 objectives are expected to include objectives 1, 2, 4, 7 and 9 set forth above as well as updated exploration objectives at each of the Iskut, 3 Aces and Snowstorm projects and certain additional objectives that are in the process of being determined. Objectives 1, 2 and 9 above do not have specific funding or have modest funding associated with them. The exploration objectives for 2023 at the Iskut and 3 Aces projects are each expected to be in the $6-$8 million range and are intended to be funded by way of private placement of flow-through shares, not from proceeds of a future Prospectus Supplement.

The 2023 objectives relating to exploration at the Snowstorm project and reclamation and closure of the Johnny Mountain Mine are expected to be in the range of $4-$6 million each. These expenditures are likely to be funded from the proceeds of a future Prospectus Supplement, and it is anticipated it would be a Prospectus Supplement in respect of an At-the-Market offering which will take place in the United States.

The objective relating to advancing construction activities towards achieving the designation of “substantially started” represents by far the biggest expenditures to be incurred by the Company over the years leading up to the July 29, 2026 deadline for achieving that designation. The BC Environmental Assessment Office (the “EAO”), the regulator that decides whether a project is designated as “substantially started”, does not give guidance in respect of extent of work necessary to achieve that designation. The Company is able to review previous decisions of the EAO in respect of whether other projects have achieved “substantially started”, but the Company must subjectively apply the principles from those decisions to the KSM Project and make its own assessment of the amount of work that must be completed. Accordingly, there is some uncertainty regarding the work that the Company needs to complete to be deemed to have “substantially started” the KSM Project. The Company’s approach has been to commence early construction activities at KSM on a schedule that will permit it to complete the amount of work it considers sufficient to achieve the “substantially started” designation well before July 29, 2026. There is a range of possible work under consideration for completion and the specific work that is to be completed is determined in the Company’s annual planning and budget process based on the extent of work completed in the previous year, project needs, reducing project risks and advancing on matters more critical to full mine construction timelines. The Company is optimistic that it will attract a joint venture partner as it advances these early construction activities and at some point thereafter the joint venture partner will take over the construction work.

At the date of this Prospectus, the Company is in the midst of planning its work programs and budgets for 2023, including the early construction work at the KSM Project. The more significant elements of the construction activities it is presently considering for 2023 include the following:

●	Completing the Glacier Creek fish habitat offsetting ponds;

●	Extending the Treaty Creek Access Road from the 17 km mark up the North Treaty Creek valley to the location of the proposed processing plant and MTT portals;

●	Earthworks surrounding the camp built near the beginning of the Treaty Creek Access Road in 2022;

●	Commencing construction of the Taft Creek fish habitat offsetting ponds;

●	Constructing access roads to, and performing site clearing at, the sites for construction of foundations for powerline poles for the power transmission line from the Treaty Creek switching station to the processing plant area in the North Treaty Creek valley;

●	Expanding camp facilities at the Hodder Camp near the Treaty Creek Access Road; and

●	Advancing engineering of various infrastructure proposed for construction.

The additional early construction work the Company is considering for completion in 2024 and 2025 includes completing construction of the Taft Creek fish habitat offsetting ponds, constructing the powerline from the Treaty Creek switching station to the area of the proposed processing plant and MTT portals in the North Treaty Creek valley, constructing the power substation at the area of the processing plant, constructing the Coulter Creek Access Road to the 8.6 km mark and clearing of many of the sites for location of proposed KSM Project infrastructure. The Company anticipates submitting an application to the EAO for a decision that the KSM Project has been “substantially started” well before the deadline and believes it is keeping itself on course for a positive decision.

The Company has only prepared preliminary estimates for the cost of all of this work and certain of the work requires further engineering before reasonable cost estimates can be established. The Company may elect not to complete some or many elements of this work and may elect to engage in construction of other elements of the KSM Project infrastructure instead, including in respect of the work for 2023. However, it is anticipating that its budget for 2023 early construction activities will be in the range of $100 - $180 million.

The Company entered into a Facilities Agreement with British Columbia Power and Hydro Authority (“BC Hydro”) on February 28, 2022 under which BC Hydro will design and construct a switching station that will permit the Company to draw hydro power for its KSM Project from the Northwest Transmission Line Under the Facilities Agreement, the Company must pay BC Hydro for the work to be performed at an estimated cost of $83.1 million (plus GST), of which $28.9 million (plus GST) was paid by April 1, 2022, a further $43.7 million (plus GST) is due on or before January 10, 2023 and the remaining $10.6 million (plus GST) is due by December 31, 2023. BC Hydro has advised that it now expect this work to be completed in mid 2025.

The Company is exploring various alternatives for raising the funding necessary to pay for these construction activities and other business objectives. Possible financing options include the sale of a royalty or streaming interest in the KSM Project, funding from a joint venture partner as part of earning into an interest in the KSM Project, the sale of all or some form of interest in one of the Company’s other projects or the sale of shares or debt issued by the Company, including a possible financing under a Prospectus Supplement. The Company plans to promptly establish an At-the-Market Offering in the United States after the filing of this Prospectus, which has been an effective source of meaningful funding for the Company.

Mineral Interest Activities

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration and other holding or property costs. The below describes those costs versus the 2022 estimates.

Advancing the KSM Project and in addition to the substantial start discussion above, the Company’s 2022 plan and reported costs to September 30, 2022 were:

	Actual	Plan
Payroll	$2.0 million	$2.2 million
Technical and engineering	$10.0 million	$12.1 million
Environmental and social	$10.7 million	$12.7 million
Other holding or property	$0.5 million	$0.1 million
Total	$23.2 million	$27.1 million

Technical and engineering costs include those costs to achieve objective #3 above related to the completion of the 2022 PFS and the continuing geotechnical data collection for key mine infrastructure. Environmental and social endeavours relate to environmental monitoring baseline studies at KSM.

At Iskut, the Company’s 2022 plan and reported costs to September 30, 2022 were:

	Actual	Plan
Payroll	$1.0 million	$0.7 million
Exploration	$4.6 million	$5.5 million
Environmental and social	$0.8 million	$0.8 million
Total	$6.4 million	$7.0 million

Exploration costs are those estimated and incurred to support objective #6, exploration drilling focused on the discovery of a new gold/copper porphyry deposit. Environmental and social costs include those activities that support the exploration program. Reported within provision for reclamation liabilities and in support of objective #7, reclamation and closure of the Johnny Mountain Mine, the Company incurred $3 million of costs versus a 12 month estimate of $3.2 million.

At Snowstorm, where the Company set objective #5, continuing exploration activities at Snowstorm, the Company 2022 estimated costs and those incurred to September 30, 2022 were:

	Actual	Plan
Payroll	$0.4 million	$0.5 million
Exploration	$2.0 million	$1.5 million
Other holding or property	$0.3 million	$0.4 million
Total	$2.7 million	$2.4 million

At the Company’s 3 Aces project, 2022 estimated costs and those reported as incurred that support objective #8, conducting an initial drill program, to September 30, 2022 were:

	Actual	Plan
Payroll	$0.5 million	$0.8 million
Exploration	$0.6 million	$3.4 million
Other holding or property	$0.1 million	$1.0 million
Total	$1.2 million	$5.2 million

Obtaining required permits at 3 Aces was delayed to September, 2022 and, as a result, the Company postponed the commencement of the exploration program and reduced its scope.

At Courageous Lake, the Company incurred $0.5 million of costs versus a 2022 estimate of $0.8 million.

PRIOR SALES

Prior sales of Common Shares and securities convertible or exchangeable into Common Shares will be provided as required in a Prospectus Supplement with respect to the issuance of securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX under the symbol “SEA” and the NYSE under the symbol “SA”. The following table sets forth, for the 12 month period prior to the date of this Prospectus, details of the trading prices and volume on a monthly basis of the Common Shares on the TSX and NYSE, respectively:

	Toronto Stock Exchange			NYSE
Period	Volume	High (CDN$)	Low (CDN$)	Volume	High (US$)	Low (US$)
2021
December	1,653,289	24.95	19.77	7,023,710	19.63	15.29
2022
January	1,126,362	21.85	18.85	6,175,186	17.40	14.86
February	1,347,587	22.43	19.17	5,937,587	17.42	15.08
March	2,449,262	25.00	21.76	10,685,723	19.87	17.04
April	1,445,726	28.00	22.00	7,435,618	22.21	17.23
May	1,833,107	23.62	17.49	7,621,139	18.39	13.58
June	1,439,429	19.62	15.90	5,939,425	15.60	12.34
July	1,628,226	17.79	14.28	7,637,461	13.88	10.99
August	1,134,908	18.49	15.79	4,705,135	14.38	12.04
September	1,504,505	17.32	14.25	7,358,644	13.37	10.35
October	929,671	18.01	14.50	5,402,037	13.21	10.63
November	1,359,547	17.27	13.83	5,973,522	12.78	10.02
December 1 to December 22	1,393,267	17.59	14.99	5,466,358	13.11	10.97

On December 22, 2022, the closing prices of the Common Shares on the TSX and NYSE were CDN$16.45 and US$12.05 per Common Share, respectively.

DIVIDEND POLICY

The Company has not paid any dividends since incorporation. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

CONSOLIDATED CAPITALIZATION

As of the date of this Prospectus, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since September 30, 2022, the date of our most recently filed interim consolidated financial statements for the three and nine months ended September 30, 2022.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares in the capital of the Company, issuable in series. As of the date of this Prospectus, 81,330,012 Common Shares were issued and outstanding and no preferred shares were issued and outstanding.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the Board may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company. The Common Shares carry no pre-emptive or conversion rights.

Preferred Shares

The directors of the Company are authorized to create series of Preferred Shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors, and such Preferred Shares shall have priority over the Common Shares with respect to the property and assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

DESCRIPTION OF SECURITIES OFFERED UNDER THIS PROSPECTUS

Common Shares

The Company may offer Common Shares from time to time under this Prospectus, together with any applicable Prospectus Supplement, at prices and on terms to be determined by market conditions at the time of offering. This Prospectus provides you with a general description of the Common Shares the Company may offer. Each time the Company offers Common Shares, the specific amounts, prices and other important terms of the securities will be described in the applicable Prospectus Supplement.

For more information, see “Description of Share Capital – Common Shares”.

Warrants

This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus. The Company may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from such other securities. Warrants may be issued under one or more warrant indentures or warrant agency agreements between the Company and one or more banks or trust companies acting as warrant agent.

The Company will not offer Warrants pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Warrants so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.

The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable Prospectus Supplement. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Company on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

●	the aggregate number of Warrants being offered;

●	the price at which the Warrants will be offered;

●	the date or dates on which the Warrants may be exercised;

●	the number of Common Shares that may be purchased upon the exercise of each Warrant;

●	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

●	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of securities issuable upon exercise of the Warrants, (ii) the exercise price of the Warrants and (iii) the term of the Warrants;

●	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

●	whether the Warrants will be listed on any exchange;

●	material Canadian federal income tax consequences of purchasing the Warrants; and

●	any other material terms or conditions of the Warrants.

The statements made in this Prospectus relating to any Warrants to be issued under this Prospectus, or the warrant indenture or warrant agreement, if applicable, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Warrants and any applicable warrant indenture or warrant agreement. Prospective investors should refer to the terms of specific Warrants being offered, including any applicable warrant indenture or warrant agreement.

The terms and conditions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Units

In addition to issuing Common Shares or Warrants pursuant to this Prospectus, the Company may also issue Units comprised of both Common Shares and Warrants. Each Unit will be issued so that the purchaser of a Unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, pursuant to which Units are issued may provide that the Common Shares and Warrants included in a Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Company will not offer Units pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Units so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Units will be offered for sale. A Prospectus Supplement in respect of any Units issued under this Prospectus will include the following, where applicable:

●	the aggregate number of Units being offered;

●	the price at which the Units will be offered;

●	the number of Common Shares and Warrants included in each Unit;

●	the terms of the Warrants included in the Units;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units;

●	whether and under what circumstances the Common Shares and Warrants included in the Units may be held or transferred separately;

●	whether the Units will be issued in fully registered or global form;

●	material United States and Canadian federal income tax consequences of purchasing the Units; and

●	any other material terms or conditions of the Units.

If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Unit agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

The statements made in this Prospectus relating to any Units to be issued under this Prospectus, or the applicable unit agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Units and the applicable unit agreement. Prospective investors should refer to the terms of specific Units being offered, including the applicable unit agreement.

The terms and conditions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts issued pursuant to this Prospectus. Subscription Receipts issued under this Prospectus will generally be exchangeable for Common Shares, Warrants or Units, without payment of any additional consideration, upon the occurrence of certain events or the satisfaction of certain conditions. The Company may issue Subscription Receipts independently or together with other securities, and Subscription Receipts sold with other securities may be attached to or separate from such other securities. Subscription Receipts will generally be issued under a subscription receipt agreement between the Company and a trust company acting as escrow agent.

The Company will not offer Subscription Receipts pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Subscription Receipts so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Subscription Receipts will be offered for sale.

In the United States, the Company will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of subscription receipts the Company is offering before the issuance of such Subscription Receipts.

A Prospectus Supplement in respect of any Subscription Receipts issued under this Prospectus will include the following, where applicable:

●	the aggregate number of Subscription Receipts being offered;

●	the price at which the Subscription Receipts will be offered;

●	the number and class of securities issuable in exchange for the Subscription Receipts;

●	the terms and number of securities issuable in exchange for the Subscription Receipts;

●	the conditions that must be satisfied before the Subscription Receipts are exchanged for Common Shares or other securities of the Company;

●	the procedures and mechanics for the exchange of the Subscription Receipts into Common Shares or other securities of the Company;

●	material United States and Canadian federal income tax consequences of purchasing the Subscription Receipts; and

●	any other material terms or conditions of the Subscription Receipts.

The statements made in this Prospectus relating to any Subscription Receipts to be issued under this Prospectus, or the applicable subscription receipt agreement, are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Subscription Receipts and the applicable subscription receipt agreement. Prospective investors should refer to the terms of specific Subscription Receipts being offered, including the applicable subscription receipt agreement.

The terms and conditions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may be subject to or contain any or all of the terms described above.

Debt Securities

This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. We may issue Debt Securities independently or together with other securities, and Debt Securities sold with other securities may be attached to or separate from such other securities. Debt Securities will generally be issued under one or more trust indentures between the Company and one or more banks or trust companies acting as trustee.

The Company will not offer Debt Securities pursuant to this Prospectus unless a Prospectus Supplement containing the specific terms of the Debt Securities so offered is filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Debt Securities will be offered for sale. A Prospectus Supplement, in respect of any Debt Securities issued under this Prospectus, will include the following, where applicable:

●	the aggregate principal amount of Debt Securities being offered and the offering price;

●	the denomination and currency in which the Debt Securities will be offered;

●	the date or dates on which the Debt Securities will mature and the portion of the outstanding principal payable upon maturity;

●	the rate or rates at which the Debt Securities will bear interest, the date or dates on which such interest will begin to accrue and be payable and the record dates for any such interest;

●	the circumstances that will constitute an “event of default” under the Debt Securities and the consequences of an event of default under the Debt Securities;

●	the terms and conditions upon which the Company may be required to redeem, repay or repurchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

●	the terms and conditions upon which the Company may be permitted to redeem the Debt Securities, in whole or in part, at its option;

●	the terms, if any, upon which the Debt Securities may be converted into or exchanged for Common Shares or other securities of the Company;

●	whether the Debt Securities will be senior debt or subordinated to other indebtedness of the Company;

●	the terms, if any, upon which the Company may be permitted or restricted from the issuance of additional securities, the incurring of additional indebtedness or subject to other material negative covenants;

●	whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary of the global securities;

●	whether the Debt Securities will be listed on any exchange;

●	material United States and Canadian federal income tax consequences of purchasing the Debt Securities; and

●	any other material terms or conditions of the Debt Securities.

The statements made in this Prospectus relating to any Debt Securities to be issued under this Prospectus or the applicable trust indenture are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable Debt Securities and any applicable trust indenture. Prospective investors should refer to the terms of specific Debt Securities being offered, including the applicable trust indenture.

“Novel” Securities

The Company will not offer any Securities under this Prospectus which constitute “novel” securities as defined under NI 44-102.

A Prospectus Supplement may also add, update or change information contained in this Prospectus or in documents the Company has incorporated by reference. However, no Prospectus Supplement will offer a security that is not described in this Prospectus.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Company from the sale of the Securities. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions deemed to be “at the market distributions” as defined in NI 44-102, including sales made directly on the TSX, the NYSE or other existing markets for the Securities. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Securities purchased pursuant thereto.

The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities to which a Prospectus Supplement pertains, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the securities.

In connection with any offering of Securities, except for an “at-the-market distribution” under this Prospectus or as set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of the Securities from whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid out of the Company’s general funds. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business. In connection with any underwritten offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors of acquiring, holding and disposing of Securities.

The applicable Prospectus Supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), if applicable.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Professional Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, Canada. KPMG LLP has reported that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent accountants under all relevant US professional and regulatory standards.

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office at 100 University Ave., 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 and co-transfer points at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 and Computershare Trust Company, N.A., at 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401.

LEGAL MATTERS

Unless otherwise specified in an applicable Prospectus Supplement, certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by DuMoulin Black LLP, with respect to Canadian legal matters, and by Carter Ledyard & Millburn LLP with respect to United States legal matters.

BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as disclosed below, none of the Company’s directors, executive officers or a shareholder holding a sufficient number of securities to affect materially the control of the Company:

(a)	is, as at the date of this Prospectus, or has been within the 10 years before the date of this Prospectus, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	has, within the 10 years before the date of this Prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(d)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Gedex Systems Inc. (“Gedex”), a Canadian private company of which Rudi P. Fronk and Eliseo Gonzalez-Urien were non-executive chairman and a director, respectively, was subject to an application made by FCMI Parent Co. to commence proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in respect of Gedex, among others, pursuant to an Initial Order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated August 12, 2019. The Court subsequently granted a CCAA Termination Order on December 5, 2019 pursuant to which the Court approved the termination of the CCAA proceedings effective at the date and time on which Zeifman Partners Inc, as monitor (the “Monitor”) filed a Discharge Certificate with the Court. On December 23, 2019, the Monitor filed the Discharge Certificate with the Court.

Nautilus Minerals Inc. (“Nautilus”), a Canadian reporting issuer of which Jay Layman was a non-executive director, filed for and was granted creditor protection under the CCAA. Mr. Layman and the other independent directors of Nautilus resigned on March 29, 2019 prior to Nautilus being delisted from the TSX on April 3, 2019. By order made August 13, 2019, the Supreme Court of British Columbia sanctioned and approved a plan of compromise, arrangement and reorganization dated July 23, 2019 pursuant to which Deep Sea Mining Finance Ltd., as buyer, acquired certain assets from Nautilus.

INTEREST OF EXPERTS

Names of Experts

The following are the names of each person or company who has prepared or certified a statement, report or opinion relating to the Company’s mineral properties described or included in this Prospectus, including in a document incorporated by reference in this Prospectus, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company.

With respect to the 2022 KSM PFS and PEA Report, the following experts are named and their responsibilities are as follows:

●	Tetra Tech, under the direction of Hassan Ghaffari, P.Eng. (surface infrastructure, capital estimate and financial analysis), Jianhui (John) Huang, P.Eng. (metallurgical testing review, permanent water treatment, mineral process design and operating cost estimation for process, G&A and site services, and overall report preparation)

●	Wood, under the direction of Henry Kim, P.Geo. (Mineral Resources)

●	Moose Mountain Technical Services under the direction of Jim Gray, P.Eng. (open pit Mineral Reserves, open pit mining operations, mine capital and mine operating costs, MTT and rail ore conveyance design, tunnel capital costs)

●	W.N. Brazier Associates Inc. under the direction of Neil Brazier, P.Eng. (Electrical power supply, energy recovery plants)

●	ERM Consultants Canada Ltd. under the direction of Rolf Schmitt, P. Geo. (environment and permitting)

●	Klohn Crippen Berger Ltd. under the direction of David Willms, P.Eng. (design of surface water diversions, diversion tunnels, tailings management facility, water storage dam and RSF and tunnel geotechnical)

●	BGC Engineering Inc. under the direction of Derek Kinakin, P.Geo., P.L.Eng., P.G. (rock mechanics, geohazards and mining pit slopes)

●	WSP Golder under the direction of Ross Hammett, Ph.D., P.Eng. (Block Cave mining)

With respect to the Courageous Lake Report, the following experts are named and their responsibilities are identified:

●	Tetra Tech, under the direction of Jianhui (John) Huang, Ph. D., P.Eng. (overall report preparation, metallurgical testing review, mineral processing, infrastructures (excluding power supply and airstrip), operating costs (excluding mining operating costs), capital cost estimate and project development plan) and Sabry Abdel Hafez, Ph.D., P.Eng. (financial evaluation)

●	Moose Mountain Technical Services under the direction of James Gray, P.Eng. (mining, mine capital and mine operating costs)

●	W.N. Brazier Associates Inc. under the direction of Neil Brazier, P.Eng. (power generation)

●	ERM Consultants Canada Ltd. under the direction of Pierre Pelletier, P.Eng. (environmental matters)

●	WSP Golder (formerly Golder Associates Ltd.) under the direction of Albert Victor Chance, P.Eng., and certified by Marc Rougier, P.Eng. (open pit slope stability)

●	Tetra Tech EBA Inc. under the direction of Nigel Goldup, P.Eng. (tailings, surface water management and waste rock storage facilities, and surficial geology) and Kevin Jones P.Eng. (airstrip upgrade)

●	SRK Consulting (Canada) Inc., under the direction of Stephen Day, M.Sc., P.Geo. (metal leaching and acid rock drainage)

●	Resource Modeling Inc. under the direction of Michael Lechner, P.Geo., RPG, CPG (mineral resources)

William Threlkeld, P.Geo., the Senior Vice President, Exploration of the Company and a Registered Professional Geologist, is named as having prepared or supervised the preparation of technical information in respect of exploration programs of the Company at the Courageous Lake Project. Resource Modeling Inc. under the direction of Michael Lechner, P.Geo., RPG, CPG is named as having prepared resource estimates for the Walsh lake deposit at the Courageous Lake Project after the date of the Courageous Lake Report.

Each of the persons referenced above is a qualified person as such term is defined in NI 43-101.

Interests of Experts

To Seabridge’s knowledge, none of the companies, firms or persons identified above received or will receive a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and firms beneficially own, directly or indirectly, in the aggregate in relation to each such company or firm, less than one percent of the securities of the Company.

Other than as set out below, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or firms is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company.

Mr. Threlkeld, the Senior Vice President, Exploration of the Company, owns 388,897 Common Shares of the Company and options to purchase 55,000 Common Shares at various prices.

ADDITIONAL INFORMATION

Seabridge has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

Seabridge is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read and download some of the documents the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP; (iii) the consents of the geologists, engineers and other experts named herein; (iv) the consent of DuMoulin Black LLP; and (v) the powers of attorney from certain directors and officers of Seabridge.

ENFORCEABILITY OF CIVIL LIABILITIES

Seabridge is a company organized and existing under the Canada Business Corporations Act and its principal place of business is in Canada. Many of the Company’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. Seabridge has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors, officers and experts under the United States federal securities laws or the securities or “blue sky” laws of any state within the United States. The Company’s Canadian counsel, DuMoulin Black LLP, advised the Company that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, DuMoulin Black LLP also advised the Company that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Seabridge has filed with the SEC, concurrently with the filing of the registration statement of which this Prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Seabridge has appointed Corporation Service Company, New York, New York as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC or any civil suit or action brought against or involving the Company in a United States federal court or state court arising out of or related to or concerning the offering of the securities under this Prospectus and any Prospectus Supplement.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Certain of the Company’s directors reside outside of Canada, being Rudi P. Fronk, Tracey Jane Arlaud, Richard Kraus, Eliseo Gonzalez-Urien, Jay Layman and Melanie Miller. Each of such directors has appointed Seabridge, 400 - 106 Front Street East, Toronto, Ontario, M5A 1E1 as their agent for service of process.

Each of (a) William Threlkeld, (b) Michael Lechner and (c) Resource Modeling Inc. is resident outside Canada or, in the case of a company, is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction. Each of (a) William Threlkeld, (b) Michael Lechner and (c) Resource Modeling Inc. have appointed Seabridge, 400 - 106 Front Street East, Toronto, Ontario, M5A 1E1 as their agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto.

Original purchasers of Units, Warrants (if offered separately), Debt Securities and Subscription Receipts, other than original purchasers who acquire Units, Warrants, Subscription Receipts or Debt Securities in the United States, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Unit, Warrant, Debt Security and Subscription Receipt, as the case may be. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Unit, Warrant, Subscription Receipt or Debt Security, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

In an offering of Warrants, Subscription Receipts or Debt Securities (or Units comprised partly thereof), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial and territorial securities legislation, to the price at which Warrants, Subscription Receipts or Debt Securities (or Units comprised partly thereof) are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal advisor.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Section 124 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”) provides that a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The indemnification may be made in connection with an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual’s association with the corporation or other entity as described above, only with court approval and provided the individual fulfills the conditions set out in clauses (a) and (b) above. The aforementioned individuals are entitled to indemnification from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described above if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual described above ought to have done and provided the individual fulfills the conditions set out in clauses (a) and (b) above. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding described above; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in clauses (a) and (b) above.

Section 6.03 of the Amended By-law Number 1 (including all amendments as of December 5, 2007, the “By-laws”) of the Registrant, provides that subject to Section 124 of the CBCA, the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or proceeding in which the individual is involved because of that association with the Registrant or other entity, if (a) he acted honestly and in good faith with a view to the best interests of the Registrant or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. Section 6.03 of the By-laws further provides that the Registrant shall also indemnify such persons in such other circumstances as the CBCA permits or requires and that nothing contained in the By-laws shall limit the discretion of the Registrant to indemnify, or limit the right of any person entitled to indemnity to claim indemnity, apart from the provisions of Section 6.03.

The Registrant maintains a policy of directors’ and officers’ liability insurance which insures its directors and officers for certain losses as a result of claims against them in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws and the CBCA.

Underwriting agreements in respect of offerings of securities under this registration statement may contain provisions by which the underwriters agree to indemnify the Registrant, each of the directors and officers of the Registrant and each person who controls the Registrant within the meaning of the Securities Act with respect to information furnished by the underwriters for use in the registration statement.

Insofar as indemnification for liabilities arising from the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

EXHIBITS TO FORM F-10

The exhibits to this Registration Statement on Form F-10 are listed in the Exhibit Index, which appears elsewhere herein.

EXHIBIT INDEX

Exhibit No.	Description
4.1*	Annual Information Form of the Registrant for the year ended December 31, 2021 (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 40-F, furnished to the Commission on March 25, 2022).

4.2*	Audited financial statements of the Registrant for the year ended December 31, 2021 (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 40-F, furnished to the Commission on March 25, 2022).

4.3*	Management’s Discussion and Analysis for the year ended December 31, 2021 (incorporated by reference to Exhibit 99.3 from the Registrant’s Report on Form 40-F, furnished to the Commission on March 25, 2022).

4.4*	Unaudited interim condensed consolidated financial statements of the Registrant as at and for the three- and nine-month periods ended September 30, 2022, together with the related notes thereto (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 6-K, furnished to the Commission on November 16, 2022).

4.5*	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the three- and nine-month periods ended September 30, 2022 (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 6-K, furnished to the Commission on November 16, 2022).

4.6*	Report to Shareholders Quarter Ended September 30, 2022 (incorporated by reference to Exhibit 99.3 from the Registrant’s Report on Form 6-K, furnished to the Commission on November 16, 2022).

4.7*

The Material Change Report update regarding the KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report with an effective date of August 8, 2022  (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such update, furnished to the Commission on August 11, 2022).

5.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

5.2	Consent of William Threlkeld, P.Geo

5.3	Consent of Jianhui (John) Huang, Ph.D., P.Eng.

5.4	Consent of James H. Gray, P.Eng.

5.5	Consent of Neil Brazier, P.Eng.

5.6	Consent of Michael J. Lechner, P.Geo., RPG, CPG

5.7	Consent of Rolf Schmitt, M.Sc., P.Geo.

5.8	Consent of Hassan Ghaffari, P.Eng.

5.9	Consent of Ross D. Hammett, Ph.D., P.Eng.

5.10	Consent of Stephen Day, M.Sc., P.Geo.

5.11	Consent of Derrek Kinakin, M.Sc., P.Geo., P.G.

5.12	Consent of David Willms, P.Eng., Klohn Crippen Berger Ltd.

5.13	Consent of Henry Kim, P.Geo., Wood Canada Limited.

5.14	Consent of Albert Victor Chance, P.Eng. (Marc Rougier, P.Eng)

5.15	Consent of DuMoulin Black LLP

6.1*	Power of Attorney (included in Part III of this Registration Statement).

107*	Calculation of Registration Fee

*	Previously Filed or Furnished to the SEC

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in such securities.

Item 2. Consent to Service of Process.

A written Appointment of Agent for Service of Process and Undertaking on Form F-X for the Registrant and its agent for service of process was filed concurrently with the initial filing of this Registration Statement.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 23rd day of December, 2022.

SEABRIDGE GOLD INC.

By:	/s/ Rudi P. Fronk
	Name:	Rudi P. Fronk
	Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Rudi P. Fronk	Chairman and Chief Executive Officer	December 23, 2022
Rudi P. Fronk	(Principal Executive Officer)

/s/ Christopher Reynolds	Chief Financial Officer	December 23, 2022
Christopher Reynolds	(Principal Financial Officer and Principal Accounting Officer)

*	Director	December 23, 2022
Jay S. Layman

*	Director	December 23, 2022
Trace J. Arlaud

*	Director	December 23, 2022
Eliseo Gonzalez-Urien

*	Director	December 23, 2022
Richard C. Kraus

*	Director	December 23, 2022
Clement A. Pelletier

*	Director	December 23, 2022
John W. Sabine

*	Director	December 23, 2022
Gary A. Sugar

*	Director	December 23, 2022
Melanie R. Miller

*	Director	December 23, 2022
Carol T. Willson

*	Pursuant to the Power of Attorney on the signature page of the Company’s Form F-10 filed with the U.S. Securities and Exchange Commission on December 23, 2023, Rudi P. Fronk, as attorney-in-fact does hereby sign this Amendment No. 1 to the Registration Statement on behalf of each such director, in each case in the capacity as director.

By:	/s/ Rudi P. Fronk
Name: Rudi P. Fronk
Attorney-in-fact

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this his Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Denver, in the State of Colorado, on this 23rd day of December, 2022.

Seabridge Gold Corporation
(Authorized Representative)

By:	/s/ Rudi P. Fronk
	Name:	Rudi P. Fronk
	Title:	President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
4.1*	Annual Information Form of the Registrant for the year ended December 31, 2019 (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 40-F, furnished to the Commission on March 25, 2022).

4.2*	Audited financial statements of the Registrant for the year ended December 31, 2019 (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 40-F, furnished to the Commission on March 25, 2022).

4.3*	Management’s Discussion and Analysis for the year ended December 31, 2019 (incorporated by reference to Exhibit 99.3 from the Registrant’s Report on Form 40-F, furnished to the Commission on March 25, 2022).

4.4*	Unaudited interim condensed consolidated financial statements of the Registrant as at and for the three- and nine-month periods ended September 30, 2022, together with the related notes thereto (incorporated by reference to Exhibit 99.1 from the Registrant’s Report on Form 6-K, furnished to the Commission on November 16, 2022).

4.5*	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the three- and nine-month periods ended September 30, 2022 (incorporated by reference to Exhibit 99.2 from the Registrant’s Report on Form 6-K, furnished to the Commission on November 16, 2022).

4.6*	Report to Shareholders Quarter Ended September 30, 2022 (incorporated by reference to Exhibit 99.3 from the Registrant’s Report on Form 6-K, furnished to the Commission on November 16, 2022).

4.7*

The Material Change Report update regarding the KSM (Kerr-Sulphurets-Mitchell) Prefeasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report with an effective date of August 8, 2022  (incorporated by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K containing such update, furnished to the Commission on August 11, 2022).

5.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm

5.2	Consent of William Threlkeld, P.Geo

5.3	Consent of Jianhui (John) Huang, Ph.D., P.Eng.

5.4	Consent of James H. Gray, P.Eng.

5.5	Consent of Neil Brazier, P.Eng.

5.6	Consent of Michael J. Lechner, P.Geo., RPG, CPG

5.7	Consent of Rolf Schmitt, M.Sc., P.Geo.

5.8	Consent of Hassan Ghaffari, P.Eng.

5.9	Consent of Ross D. Hammett, Ph.D., P.Eng.

5.10	Consent of Stephen Day, M.Sc., P.Geo.

5.11	Consent of Derrek Kinakin, M.Sc., P.Geo., P.G.

5.12	Consent of David Willms, P.Eng., Klohn Crippen Berger Ltd.

5.13	Consent of Henry Kim, P.Geo., Wood Canada Limited.

5.14	Consent of Albert Victor Chance, P.Eng. (Marc Rougier, P.Eng)

5.15	Consent of DuMoulin Black LLP

6.1*	Power of Attorney (included in Part III of this Registration Statement).

107*	Calculation of Registration Fee

*	Previously Filed or Furnished to the SEC

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